Filed Pursuant to Rule 424(b)(1)
Registration No. 333-99873
PROSPECTUS

3,150,000 Shares

Hilb, Rogal and Hamilton Company

Common Stock

This prospectus relates to up to 3,150,000 shares of our common stock beneficially owned by The Phoenix Companies, Inc., through one of its subsidiaries, that Phoenix may be required to deliver to the holders of stock purchase contracts that Phoenix is offering in a concurrent offering by means of a separate prospectus. Under the terms of the purchase contracts, Phoenix will have an obligation to deliver, on November 13, 2005, a maximum of one share of our common stock per purchase contract, and a maximum of 3,150,000 shares of our common stock in the aggregate, subject to anti-dilution adjustments as provided in the purchase contracts. To the extent that the underwriters in Phoenix’s offering of purchase contracts exercise their over-allotment option, this prospectus will relate to up to an additional 472,500 shares of our common stock.

Hilb, Rogal and Hamilton Company will not receive any of the proceeds from the shares of common stock offered through Phoenix under the purchase contracts.

This prospectus relates only to the shares of our common stock that Phoenix may be required to deliver to the holders of the purchase contracts. Phoenix is offering the purchase contracts in an offering that is described in a separate prospectus. Phoenix’s prospectus was prepared by and is the sole responsibility of Phoenix. We assume no responsibility and make no representation or warranty with respect to Phoenix’s prospectus and the information contained, or incorporated by reference, in it. In addition, Phoenix’s prospectus does not constitute a part of this prospectus and is not incorporated by reference into this prospectus. We have no obligations with respect to Phoenix’s purchase contracts, and we will not receive any of the proceeds from their sale.

Our common stock is listed on the New York Stock Exchange under the symbol “HRH.” On  November 7, 2002, the closing sales price of our common stock as reported on the New York Stock Exchange was $38.10 per share.

In a separate underwritten offering, we are offering 1,150,000 shares of our common stock and Phoenix is offering 654,000 shares of our common stock. The underwriters in that offering have an option to purchase a maximum of 266,770 additional shares of our common stock to cover over-allotments. Neither Phoenix’s offering of purchase contracts nor our and Phoenix’s combined offering of common stock is conditioned on the other.

See “Risk Factors” beginning on page 12 for a discussion of certain factors that you should consider in connection with an investment in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2002.

HRH LOCATIONS

HRH has a network of over 100 offices in the United States.

ABOUT THIS PROSPECTUS

This prospectus relates only to the shares of our common stock that Phoenix may be required to deliver to the holders of the purchase contracts. Phoenix is offering the purchase contracts in an offering that is described in a separate prospectus. Phoenix has attached this prospectus to its prospectus in order to provide information on our company and our common stock. Phoenix’s prospectus was prepared by and is the sole responsibility of Phoenix. We assume no responsibility and make no representation or warranty with respect to Phoenix’s prospectus and the information contained, or incorporated by reference, in it. In addition, Phoenix’s prospectus does not constitute a part of this prospectus and is not incorporated by reference into this prospectus. We have no obligations with respect to Phoenix’s purchase contracts.

For information on Hilb, Rogal and Hamilton Company, you should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

In this prospectus, we frequently use the terms “we,” “our” and “us” to refer to Hilb, Rogal and Hamilton Company and our subsidiaries. In addition, we use the term “Phoenix” to refer to The Phoenix Companies, Inc., which is the selling shareholder, the term “Phoenix Life” to refer to Phoenix Life Insurance Company, which is a subsidiary of Phoenix, and the term “Hobbs” to refer to Hobbs Group, LLC, which we acquired on July 1, 2002. To understand this offering fully and for a more complete description of this offering, you should read this entire document carefully.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

We caution you that this prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that act. Among other things, these statements relate to our financial condition, results of operations and business. These forward-looking statements are generally identified by the words or phrases “would be,” “will allow,” “expects to,” “will continue,” “is anticipated,” “estimate,” “project” or similar expressions.

While we provide forward-looking statements to assist in the understanding of our anticipated future financial performance, we caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date that we make them. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by these forward-looking statements for a variety of reasons.

We have included risk factors and uncertainties that might cause differences between anticipated and actual future results in the “Risk Factors” section of this prospectus beginning on page 12.

PROSPECTUS SUMMARY

This summary highlights information about Hilb, Rogal and Hamilton Company and this offering. Because this section is a summary, it may not contain all the information you should consider before investing in shares of our common stock. You should carefully read this entire prospectus. Unless we indicate otherwise, the historical financial information that we present in this prospectus does not reflect our acquisition of Hobbs Group, LLC on July 1, 2002.

The Company

We are the tenth largest insurance intermediary in the world and the seventh largest insurance intermediary in the United States based on 2001 brokerage revenues, according to Business Insurance magazine. Through our network of over 100 offices in the United States, we assist our clients in managing their risks in areas such as property and casualty, employee benefits and other areas of specialized exposure and serve as an intermediary between them and insurance companies that underwrite their risks.

Our client base ranges from personal to large national accounts and is primarily comprised of middle-market and top-tier commercial and industrial accounts. Middle-market businesses are generally businesses that do not have internal risk management departments and outsource that function to an intermediary. Top-tier businesses, which may have risk management departments, typically generate annual commissions and fees in excess of $50,000.

On July 1, 2002, we completed our acquisition of Hobbs Group, LLC. Hobbs is one of the nation’s premier insurance brokers serving upper middle-market and top-tier clients. Hobbs provides property and casualty insurance brokerage, risk management and executive and employee benefits services and generated revenues of $95.2 million in 2001 through 27 offices in the United States. The acquisition of Hobbs expands our presence in upper middle-market and top-tier businesses, which are central to our strategic plan, and adds risk management expertise and specialty lines of business that will benefit our existing clients.

Insurance commissions accounted for approximately 91% of our total annual revenues in 2001. We also advise clients on risk management and employee benefits and provide claims administration and loss control consulting services to clients, which contributed approximately 7% of our annual revenues in 2001. We expand our business by developing new clients, providing additional services to current clients and maintaining a disciplined merger and acquisition strategy.

Our Competitive Strengths

We have consistently delivered strong operating results to our shareholders.

Over the past five years, we have posted strong operating results that have been driven by a combination of organic revenue growth, increasing margins and acquisitions. Our revenues have increased from $153.0 million in 1996 to $330.3 million in 2001, a compounded annual growth rate of 16.6%. Our operating earnings per share, assuming dilution (before the effect of gains, accounting changes and an integration charge), increased from $0.38 in 1996 to $1.02 in 2001, a compounded annual growth rate of 21.8%. In addition, our net income per share, assuming dilution, increased from $0.42 in 1996 to $1.07 in 2001, a compounded annual growth rate of 20.6%.

For the first six months of 2002, our revenues totaled $195.6 million and our net income per share before the cumulative effect of accounting change, assuming dilution, equaled $0.88. Giving effect to our acquisition of Hobbs, our pro forma revenues totaled $246.5 million, and our pro forma net income per share before the cumulative effect of accounting change, assuming dilution, equaled $0.94 for the same period.

We maintain a leading position in our target markets.

We are one of only a few national insurance intermediaries that target middle-market and top-tier businesses. Middle-market and top-tier businesses generally seek insurance brokers that will offer them a broad array of risk management products and services while providing them with a high level of attention and service. We believe that these businesses historically have been underserved by insurance intermediaries, as larger insurance brokers focus most of their efforts on large multinational companies and smaller brokers often do not have the service capabilities and expertise that this market requires. In addition, we believe that, for many middle-market and top-tier companies, the recent rate increases for many lines of insurance have emphasized the importance of advice in purchasing insurance and risk management services. With our network of offices and the recent acquisition of Hobbs, we are well-positioned to deliver value-based insurance and risk management services to our target markets.

We manage our business through strong regional operating platforms.

Over the past five years, we have transformed our company from an aggregator of insurance agencies to a unified operating company. One of the key factors in this transformation has been the development of our regional operating platforms, which coordinate the efforts of several local offices in a geographic area. Through our regional operating platforms, we can send personnel with specialized insurance expertise to help individual offices complete complex insurance sales. This approach enables each office to deliver the risk management expertise and placement capabilities of a national organization, without requiring each office to hire its own staff of specialized experts. As a result, our local offices can provide our clients with careful, tailored solutions to their needs. This regional management approach increases the operating efficiency of our national network of offices while allowing us to maintain strong ties to the local communities where these offices are located. We believe that the combination of regional and national leadership with local, hands-on, value-based service contributes substantially to our ability to serve our customers.

We are building a strong sales organization.

We are building a strong sales organization by enhancing the HRH brand, developing common sales practices, using growth-based compensation and holding our producers accountable for their performance. The HRH brand, the compass logo and the “Insuring the Way” tag line are all part of our plan to market our services nationally under a single name. In addition, we use advanced sales training to insure that our producers and sales management personnel are identifying, pursuing and closing new and existing business opportunities in the most efficient manner possible. Our compensation philosophy emphasizes the development of business from new accounts and growth through the sale of products and services to existing accounts. Finally, our senior management team evaluates the financial results of each profit center and individual producer based on performance against our strategic plan, rewarding and recognizing strong performers and carefully monitoring those who do not meet management’s expectations.

We have demonstrated our ability to identify, attract and integrate leading insurance agencies.

We have successfully acquired independent insurance agencies with significant local market share in metropolitan areas. Since 1984, we have acquired approximately 200 independent agencies. In 2001 alone, we acquired 10 independent agencies with combined estimated annual revenues of approximately $60 million. On July 1, 2002, we acquired Hobbs, which had revenues of $95.2 million in 2001. Our current acquisition program is focused on acquisitions that fit into our strategic and regional plans and targets entities that provide a specialty or product expertise that can be used throughout our company.

We evaluate the quality and reputation of each acquisition candidate and its management, revenues and earnings, specialized products and expertise, growth potential and location. For candidates that pass this screening process, we use a pricing method that emphasizes revenues, profits and tangible net worth. As a condition to completing an acquisition, we require that the principals be subject to covenants not to compete. Once an acquisition is completed, we introduce our procedures to integrate the agency into our company.

Our Strategic Plan

We have the opportunity to become the premier domestic value-based insurance and risk management intermediary for middle-market and top-tier businesses. In order for us to achieve this goal, we are committed to the following strategic steps:

•
Continue to Deliver Effective Value-Based Client Service.    We believe that the level of client service that we offer differentiates us from our peers. We plan to continue to deliver effective and efficient client service by leveraging the expertise and resources of a national insurance intermediary to address the specific and local needs of our clients.

•	Strengthen Local Presence in Our Chosen Markets. We will continue to build a strong local presence in our chosen markets through both our “best practices” initiative and our acquisition program.

•
Expand Product Lines through Complementary Acquisitions.    We will continue to pursue our selective acquisition strategy to expand our service capabilities and product offerings. For example, our recent acquisition of Hobbs has expanded our expertise in risk management for complex property, construction, employee and executive benefits and professional liability. We believe that through complementary acquisitions we can acquire specialty or product expertise that can be exported throughout our company and can add materially to our internal growth rate.

•
Pursue Technology Initiatives.    We actively explore the use of information technologies to improve electronic communications with our clients and to assist in the management of our offices. Like many in our industry, we have increased use of the internet to communicate benefits and related information to consumers and to facilitate business-to-business information exchange and transactions. We are specifically expanding our technological communications through HRH Online, a management tool that allows our clients to view their accounts and coverages and make changes online. In addition, we are developing an online system for the employee benefits enrollment process, which, we believe, will enhance our employee benefits sales and consulting capabilities. We believe that a strong information systems infrastructure enhances our ability to provide excellent client service and reinforces our relationships with both clients and insurance carriers.

•
Strengthen Our Brand Identity.    We will continue to build our brand identity through common marketing materials that emphasize the “HRH” brand, common sales practices and integrated regional platforms. Our “best practices” initiative is designed, in part, to strengthen our sales culture and our brand identity. At the local level, we intend to use this stronger brand and name recognition to increase community awareness of our company as a top insurance intermediary and employer of choice.

Our management is committed to our goals and strategic steps in order to maximize shareholder value. The successful attainment of these goals will depend on our continued commitment to our clients and the services that we provide throughout our company.

*        *        *        *        *

Our corporate headquarters are located at 4951 Lake Brook Drive, Suite 500, in Glen Allen, Virginia 23060, and our telephone number is (804) 747-6500. Our internet address is www.hrh.com. The information contained on our web site is not part of this prospectus.

Third Quarter 2002 Results of Operations Update

On October 22, 2002, we issued a press release in which we announced earnings for the third quarter and nine months ended September 30, 2002.

Hilb, Rogal and Hamilton Company and Subsidiaries
Comparative Financial Analysis
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	9/30/02	9/30/01	9/30/02	9/30/01
	(Unaudited)		(Unaudited)
Revenues
Commissions and fees	$126,834	$86,323	$320,222	$237,628
Investment income	633	682	1,606	1,979
Other	1,023	604	2,233	3,704

	128,490	87,609	324,061	243,311
Operating expenses
Compensation and employee benefits	69,795	47,362	175,849	132,886
Other operating expenses	21,922	15,700	56,478	44,115
Depreciation	1,998	1,687	5,438	4,707
Amortization of intangibles	1,920	3,490	3,004	10,261
Interest expense	3,786	2,392	7,489	7,052

	99,421	70,631	248,258	199,021

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	29,069	16,978	75,803	44,290
Income taxes	11,820	7,301	30,868	19,045

Income before cumulative effect of accounting change	17,249	9,677	44,935	25,245
Cumulative effect of accounting change, net of tax(1)	—	—	3,944	—

NET INCOME	$17,249	$9,677	$48,879	$25,245

Net Income Per Share—Assuming Dilution:
Income before cumulative effect of accounting change	$0.53	$0.31	$1.41	$0.84
Cumulative effect of accounting change, net of tax(1)	—	—	0.12	—

Net income—as reported	0.53	0.31	1.53	0.84
Goodwill amortization, net of tax	—	0.07	—	0.21

Pro forma adjusted net income	$0.53	$0.38	$1.53	$1.05

Dividends Per Share	$0.09	$0.0875	$0.2675	$0.26

Weighted Average Number of Shares Outstanding
—Assuming Dilution	33,170	31,791	32,569	30,869

(1)
Effective January 1, 2002, the Company changed its revenue recognition policy for commissions on premiums billed by insurance carriers on middle-market property and casualty business from when received to the later of effective date of insurance coverage or billing date.

For the third quarter, our net income increased 44.6% to $17.2 million, or $0.53 per share, compared with $11.9 million, or $0.38 per share, a year ago, excluding net non-recurring gains and losses and adjusting amortization to a pro forma basis in 2001 as if we had adopted the new accounting standard related to goodwill as of January 1, 2001. Our net income for the third quarter, including net non-recurring gains and losses, was $17.2 million, or $0.53 per share, compared with $9.7 million, or $0.31 per share for the third quarter of 2001, an increase of 78.2%.

Our total revenues for the third quarter of 2002 were $128.5 million, an increase of 46.7% over total revenues of $87.6 million for the third quarter of 2001. This increase was a result of our acquisition of Hobbs, new business and a continued strong rate environment. Commissions and fees for the quarter were $126.8 million, an increase of 46.9% over commissions and fees of $86.3 million for the third quarter of 2001. Excluding the effect of acquisitions and divestitures, commissions and fees rose 9.5%.

For the nine months ended September 30, 2002, our net income was $45.0 million, or $1.41 per share, excluding net non-recurring gains and losses and the 2002 cumulative effect of a revenue recognition accounting change. This amount reflects an increase of 50.0% over $30.0 million, or $1.00 per share, in net income for the first nine months of 2001, after adjusting 2001 amortization to a pro forma basis. Our net income, including net non-recurring gains and losses and the cumulative effect of the revenue recognition accounting change, for the first nine months of 2002 was $48.9 million, or $1.53 per share, compared with $25.2 million, or $0.84 per share, for the same period in 2001.

Our net income for the quarter and nine months ended September 30, 2001 would have increased by $0.07 and $0.21 per share, respectively, on a pro forma basis giving effect to the new accounting standard related to goodwill. In addition, effective January 1, 2002, we changed to an accrual basis from a cash basis for commissions on premiums billed and collected directly by insurance companies for middle-market property and casualty business. The cumulative effect of the accounting change was a one-time addition to net income of $3.9 million, or $0.12 per share, in the first quarter of 2002.

THE OFFERING

This prospectus relates to up to 3,150,000 shares of our common stock beneficially owned by The Phoenix Companies, Inc., through one of its subsidiaries, that Phoenix has advised us that it may be required to deliver to the holders of purchase contracts that Phoenix is offering in a concurrent offering by means of a separate prospectus. Under the terms of the purchase contracts, Phoenix will have an obligation to deliver, on November 13, 2005, a maximum of one share of our common stock per purchase contract, and a maximum of 3,150,000 shares of our common stock in the aggregate, subject to anti-dilution adjustments as provided in the purchase contracts. Until that date, Phoenix will continue to beneficially own and vote these shares of our common stock. To the extent that the underwriters in Phoenix’s offering of purchase contracts exercise their over-allotment option, this prospectus will relate to an additional 472,500 shares of our common stock. See “Plan of Distribution” for more information on the delivery of shares of common stock from Phoenix.

This prospectus relates only to the shares of our common stock that Phoenix may be required to deliver to the holders of the purchase contracts. Phoenix is offering the purchase contracts in an offering that is described in a separate prospectus. Phoenix has attached this prospectus to its prospectus in order to provide information on our company and our common stock. Phoenix’s prospectus was prepared by and is the sole responsibility of Phoenix. We assume no responsibility and make no representation or warranty with respect to Phoenix’s prospectus and the information contained, or incorporated by reference, in it. In addition, Phoenix’s prospectus does not constitute a part of this prospectus and is not incorporated by reference into this prospectus. We have no obligations with respect to Phoenix’s purchase contracts, and we will not receive any of the proceeds from their sale.

In a separate underwritten offering, we are offering 1,150,000 shares of our common stock and Phoenix is offering 654,000 shares of our common stock. The underwriters in that offering have an option to purchase a maximum of 266,770 additional shares of our common stock to cover over-allotments. Neither Phoenix’s offering of purchase contracts nor our and Phoenix’s combined offering of common stock is conditioned on the other.

As of October 15, 2002, we had 29,402,449 issued and outstanding shares of our common stock. See “Shares Eligible for Future Sale” for more information on the shares of common stock that we may be required to issue in the future upon the exercise of options granted or available under our stock option plans and as future guaranteed and contingent payments in connection with certain of our and Hobbs’ past acquisitions.

SUMMARY FINANCIAL DATA

The following table sets forth selected financial data and other operating information that should be read in conjunction with the consolidated financial statements, related notes and other financial information that we have included in, and incorporated by reference into, this prospectus. The financial data for the five years ended December 31, 2001 in the table are derived from our audited consolidated financial statements. The financial data for the six month periods ended June 30, 2001 and 2002 are derived from unaudited consolidated interim financial statements. The interim information was prepared on a basis consistent with that used in preparing our audited financial statements and includes all adjustments, which are normal and recurring, necessary, in our management’s opinion, for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. None of this information reflects our acquisition of Hobbs on July 1, 2002.

	Six Months Ended June 30,			Year Ended December 31,
	2002		2001	2001	2000		1999	1998	1997
	(In thousands, except per share amounts)
Statement of Consolidated Income Data(1):
Commissions and fees	$193,387		$151,305	$323,078	$256,366		$219,293	$170,203	$163,262
Investment income	974		1,296	2,585	2,626		2,046	1,579	1,740
Other(2)	1,210		3,100	4,604	3,127		5,887	3,582	3,411

Total revenues	195,571		155,701	330,267	262,119		227,226	175,364	168,413
Compensation and employee benefits	106,054		85,524	182,397	146,442		125,577	98,478	96,240
Other operating expenses	37,996		31,434	68,211	55,522		49,500	41,286	40,181
Amortization of intangibles(3)	1,084		6,771	13,868	12,239		10,690	7,919	8,110
Interest expense	3,703		4,660	9,061	8,179		6,490	2,317	2,037
Integration costs	—		—	—	—		1,900	—	—

Total operating expenses	148,837		128,389	273,537	222,382		194,157	150,000	146,568

Income before income taxes and cumulative effect of accounting change	46,734		27,312	56,730	39,737		33,069	25,364	21,845
Income taxes	19,048		11,744	24,381	17,610		13,583	10,419	9,055

Income before cumulative effect of accounting change	27,686		15,568	32,349	22,127		19,486	14,945	12,790
Cumulative effect of accounting change, net of tax	3,944	(4)	—	—	(325	)(5)	—	—	—

Net income	$31,630		$15,568	$32,349	$21,802		$19,486	$14,945	$12,790

Net Income Per Share — Basic:
Income before cumulative effect of accounting change	$0.98		$0.58	$1.18	$0.84		$0.76	$0.60	$0.49
Cumulative effect of accounting change, net of tax	0.14	(4)	—	—	(0.01	)(5)	—	—	—

Net income	$1.12		$0.58	$1.18	$0.83		$0.76	$0.60	$0.49

Net Income Per Share — Assuming Dilution:
Income before cumulative effect of accounting change	$0.88		$0.53	$1.07	$0.78		$0.72	$0.59	$0.48
Cumulative effect of accounting change, net of tax	0.12	(4)	—	—	(0.01	)(5)	—	—	—

Net income	$1.00		$0.53	$1.07	$0.77		$0.72	$0.59	$0.48

Weighted average number of shares outstanding:
Basic	28,221		26,774	27,411	26,224		25,752	24,994	26,198
Assuming Dilution	32,268		30,408	31,160	29,784		28,014	25,418	26,430
Dividends paid per share	$0.1775		$0.1725	$0.3475	$0.3375		$0.3275	$0.3175	$0.3100

	At June 30, 2002	At December 31,
		2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:
Intangible assets, net	$280,287	$271,309	$196,658	$184,048	$87,471	$82,170
Total assets	520,740	499,301	353,371	317,981	188,066	181,607
Long-term debt, less current portion	103,271	114,443	103,114	111,826	43,658	32,458
Other long-term liabilities	12,944	17,012	11,034	10,672	10,192	9,537
Total shareholders’ equity	172,163	142,801	88,222	71,176	45,710	51,339

(1)
For more information on business purchase transactions that impact the comparability of this information, see “Note K — Acquisitions” of Notes to Consolidated Financial Statements for the year ended December 31, 2001 and “Note E — Acquisitions” of Notes to Consolidated Financial Statements for the period ended June 30, 2002. In addition, during the years ended December 31, 1998 and 1997, we consummated six purchase acquisitions in each year.

(2)
During 2001, 2000, 1999, 1998 and 1997, we sold certain insurance accounts and other assets resulting in gains of approximately $2,709,000, $1,844,000, $4,906,000, $2,638,000 and $2,475,000, respectively. We sold certain insurance accounts and other assets resulting in a loss of approximately $209,000 during the six months ended June 30, 2002 and a gain of approximately $2,623,000 during the six months ended June 30, 2001.

(3)
The amounts disclosed for the six months ended June 30, 2002 reflect our adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which ended the practice of amortizing goodwill.

(4)
The amounts disclosed for the six months ended June 30, 2002 reflect a change in our method of accounting for commissions on premiums billed and collected directly by insurance carriers on our middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date of the insurance policy, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry.

(5)
The amounts disclosed for the year ended December 31, 2000 reflect our adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, under which we established a reserve for policy cancellations.

RISK FACTORS

Before you invest in shares of our common stock, you should be aware of various risks, including the risks described below. You should carefully consider these risk factors, together with all of the other information included in, or incorporated by reference into, this prospectus, before you decide whether to purchase shares of our common stock.

Because our commission revenues are based on premiums set by insurers, any decreases in these premium rates could result in revenue decreases for us.

We are engaged in insurance agency and brokerage activities and derive revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom our offices place their clients’ insurance. These commissions are based on the premiums that the insurance underwriters charge, and we do not determine insurance premium rates. In addition, these premiums historically have been cyclical in nature and have displayed a high degree of volatility based on the prevailing economic and competitive factors that affect insurance underwriters. These factors, which are not within our control, include the capacity of insurance underwriters to place new business, non-underwriting profits of insurance underwriters, consumer demand for insurance products, the availability of comparable products from other insurance underwriters at a lower cost and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers.

We cannot predict the timing or extent of future changes in premiums and thus commissions. As a result, we cannot predict the effect that future premium rates will have on our operations. While increases in premium rates may result in revenue increases for us, decreases in premium rates may result in revenue decreases for us. These decreases may adversely affect our results of operations for the periods in which they occur.

Carrier override and contingent commissions are difficult to predict, and any decreases in our collection of them may have an impact on our operating results that we are unable to anticipate.

We derive a portion of our revenues from carrier override and contingent commissions based upon the terms of the contractual relationships between the insurance underwriters and our offices. Carrier override commissions are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are not contingent on achieving a specific premium volume or profitability of the business. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit that the underwriter makes on the overall volume of business that we place with it. We generally receive these contingent commissions in the first and second quarters of each year. In the aggregate, carrier override and contingent commissions generally account for five to ten percent of our total revenues.

Due to the nature of these commissions, it is difficult for us to predict their payment. Increases in loss ratios experienced by insurance carriers will result in a decreased profit to them and may result in decreases in the payment of contingent commissions to us. Furthermore, we have no control over insurance carriers’ ability to estimate loss reserves, which affects our profit-sharing calculation. In addition, tightening of underwriting criteria by certain insurance underwriters, due in part to the high loss ratios, may result in a lower volume of business that we are able to place with them. Carrier override and contingent commissions affect our revenues, and decreases in their payment to us may have an adverse effect on our results of operations.

We expect our continued growth to be enhanced through acquisitions of insurance agencies, but we may not be able successfully to identify and attract suitable acquisition candidates and complete acquisitions.

Our strategic plan includes the regular and systematic evaluation and acquisition of insurance agencies and, since 1984, we have acquired approximately 200 independent agencies. While we generally expect our revenues to increase over time from internal growth, acquisitions directly enhance our revenue growth.

There can be no assurance, however, that we will be able to identify and attract suitable acquisition candidates successfully that will permit us to expand into new or existing markets. We are unable to predict whether or when any prospective acquisition candidates will become available or the likelihood that any acquisition will be completed once negotiations have commenced. We compete for acquisition and expansion opportunities with entities that have substantially greater resources than we do. The failure to acquire additional agencies at the same rate that we have in the past may adversely affect the expected growth in our operating revenues.

Any failure to integrate an acquired insurance agency efficiently may have an adverse effect on our operations.

The integration of an acquisition may involve a number of factors that may affect our operations. These factors include diversion of management’s attention, difficulties in the integration of acquired operations and retention of personnel, entry into unfamiliar markets, unanticipated problems or legal liabilities and tax and accounting issues. Furthermore, once we have integrated an acquired insurance agency, the office may not achieve levels of revenue, profitability or productivity comparable to our existing locations, or otherwise perform as expected. We expect to integrate the operations of Hobbs, which was the largest acquisition in our history, over the next two years. We currently do not anticipate any problems with the integration of Hobbs. However, the failure to integrate Hobbs or one or more other acquired agencies so that they achieve expected performance goals may have a material adverse effect on our results of operations and financial condition.

The general level of economic activity can have an impact on our business that is difficult to predict; a strong economic period may not necessarily result in higher revenues for us.

The volume of insurance business available to our offices has historically been influenced by factors such as the health of the overall economy. The specific impact of the health of the economy on our revenues, however, can be difficult to predict. When the economy is strong, insurance coverages typically increase as payrolls, inventories and other insured risks increase. Insurance commissions to our offices generally would be expected to increase. As discussed above, however, our commission revenues are dependent on premium rates charged by insurers, and these rates are subject to fluctuation based on prevailing economic and competitive conditions. As a result, the higher commission revenues that our company generally would expect to see in a strong economic period may not necessarily occur, as any increase in the volume of insurance business brought about by favorable economic conditions may be offset by premium rates that have declined in response to increased competitive conditions, among other factors.

If we are unable to respond in a timely and cost-effective manner to rapid technological change in our industry, there may be a resulting adverse effect on our business and operating results.

The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance brokerage industry has increased use of the internet to communicate benefits and related information to consumers and to facilitate business-to-business information exchange and transactions. We believe that we have responded to these changes in the industry quickly and in a timely manner. We actively explore the opportunities that information technology affords the insurance brokerage industry and, in particular, the operations of our offices. We are specifically expanding our technological communications through HRH Online, a management tool that allows our clients to view their accounts and coverages and make changes online.

We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. In the past three calendar years, we have spent approximately $10.8 million on computer software and hardware. We believe that the development and implementation of new technologies will require additional investment of our capital resources in the future. We have not determined, however, the amount of resources and the time that this development and implementation may require. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that technological changes that may affect our industry in the future will not have a material adverse effect on our business and operating results.

Quarterly and annual variations in our commissions that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected impacts on our results of operations.

Our commission income, which typically accounts for approximately 90% of our total annual revenues, is subject to both quarterly and annual fluctuations as a result of the timing of policy renewals and the net effect of new and lost business production. The factors that cause these fluctuations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which includes generally policies that are not renewed, and cancellations. These fluctuations in our commission income may be difficult to predict for any period.

USE OF PROCEEDS

Phoenix owns all of the shares of our common stock to which this prospectus relates. We will not receive any of the proceeds from the offering of shares of common stock covered by this prospectus.

THE SELLING SHAREHOLDER

The Phoenix Companies, Inc.

The selling shareholder is The Phoenix Companies, Inc., a Delaware corporation.

Share Ownership

Phoenix, through one of its subsidiaries, currently owns 1,735,934 shares of our common stock, which represent approximately 5.9% of our issued and outstanding shares of common stock, and holds an aggregate principal amount of $32,000,000 of our 5.25% Convertible Subordinated Debentures (due 2014). These subordinated debentures are convertible into 2,813,186 shares of common stock. We issued 1,730,084 shares of common stock and these subordinated debentures to Phoenix Life (formerly known as Phoenix Home Life Mutual Insurance Company) and Phoenix Life’s subsidiary, PM Holdings, Inc., when we acquired American Phoenix Corporation from them and Martin L. Vaughan, III in May 1999.

Phoenix’s subsidiaries will convert the subordinated debentures into shares of our common stock and transfer to Phoenix all of their shares of our common stock immediately prior to the closings of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock. As a result, Phoenix will own 4,549,120 shares of common stock, which would represent 14.1% of our issued and outstanding shares of common stock, immediately prior to the closings of the offerings.

Neither Phoenix’s offering of purchase contracts nor our and Phoenix’s combined offering of common stock is conditioned on the other. In addition, the number of shares that we will sell and the number of shares that Phoenix will sell in the combined offering are not dependent on each other.

Following the conversion of all of the subordinated debentures into 2,813,186 shares of common stock and the sale of the 654,000 shares of common stock included in our and Phoenix’s combined offering of common stock, Phoenix will own 3,895,120 shares of common stock. These shares of common stock would represent approximately 11.7% of our issued and outstanding shares of common stock after giving effect to our sale of shares in that offering. If the underwriters’ over-allotment option in our and Phoenix’s combined offering of common stock is exercised in full, Phoenix would own 3,628,350 shares of common stock, or 10.9% of our issued and outstanding shares of common stock after giving effect to our sale of shares in that offering.

After Phoenix delivers shares of our common stock to the holders of its purchase contracts on  November 13, 2005, Phoenix will own between 745,120 and 1,313,065 shares of our common stock, depending on the price of our common stock upon settlement of the purchase contracts, assuming no exercise of the over-allotment option granted to the underwriters of that offering. These shares of common stock would represent approximately 2.2% to 3.9% of our issued and outstanding shares of common stock immediately after this offering.

Voting and Standstill Agreement

In connection with our acquisition of American Phoenix Corporation in 1999, we entered into a voting and standstill agreement with Phoenix Life and PM Holdings. The voting and standstill agreement established certain rights and obligations in connection with our relationship with those companies and their affiliates, which include Phoenix. In connection with this offering and Phoenix’s offering of purchase contracts, we and Phoenix, Phoenix Life and PM Holdings have agreed to modify our contractual relationship, effective as of the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock, whichever is earlier, as follows:

•
We will eliminate any obligation that we may have under the voting and standstill agreement to maintain seats on our board of directors for Robert W. Fiondella, the Chairman and Chief Executive Officer and a director of Phoenix, or for the individual that Phoenix has designated as a director under the agreement  — currently, David W. Searfoss — following the closings of the offerings. Mr. Fiondella would then be subject to the same nomination process as all of our other directors, and Mr. Searfoss would resign from our board of directors at a mutually agreed upon time.

•
We will continue to require that Phoenix Life and PM Holdings and their affiliates, including Phoenix, vote any shares of common stock that they own in accordance with the recommendation of our board of directors or a nominating committee with respect to nominees to our board of directors and in accordance with the recommendation of our board of directors with respect to certain tender or exchange offers, election contests and other attempts to acquire control of us or our board of directors and, until May 3, 2004, business combinations and similar transactions for which we seek shareholder approval.

•
Subject to certain exceptions, we will continue to limit the ability of Phoenix Life and PM Holdings and their affiliates, including Phoenix, but excluding certain of their investment management and advisory subsidiaries acting in the ordinary course of their business, to acquire additional shares of our common stock or other securities convertible or exchangeable into our common stock so that their aggregate beneficial ownership of shares of our common stock will not equal or exceed 20% of our issued and outstanding common stock.

•
Subject to certain exceptions, we will continue to restrict the transfer of any shares of our common stock by Phoenix Life and PM Holdings and their affiliates, including Phoenix, but excluding certain of their investment management and advisory subsidiaries acting in the ordinary course of their business, to any person or group without our prior written consent if, as a result of the transfer, that person or group would have beneficial ownership of more than 9.9% of our issued and outstanding shares of common stock. We will continue, however, to allow transfers to affiliates of Phoenix if the affiliate agrees to be bound by the voting and standstill agreement.

•	We will restrict Phoenix and its affiliates’ ability to transfer shares of our common stock for nine months from the date of this prospectus.

•
Phoenix, Phoenix Life and PM Holdings will convert all of our subordinated debentures held by them into shares of our common stock immediately prior to the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock, whichever is earlier.

•
On the day following the settlement date for the purchase contracts, the number of shares of our common stock that Phoenix, Phoenix Life and PM Holdings will beneficially own will not exceed 4,549,120 shares less than the sum of (a) the number of shares sold by Phoenix in our and Phoenix’s combined offering of common stock and (b) the number of shares required to be delivered by Phoenix to the holders of the purchase contracts on the settlement date.

The voting and standstill agreement expires on May 3, 2009.

Non-Competition Covenant

Under the terms of the American Phoenix stock purchase agreement, Phoenix Life and PM Holdings agreed that they and their affiliates would not acquire an ownership interest in a property and casualty insurance agency, subject to certain exceptions, until Phoenix Life and PM Holdings and their affiliates no longer beneficially own at least ten percent of our issued and outstanding common stock (including common stock pledged pursuant to the purchase contracts) on a fully diluted basis. This limitation will continue to apply to our relationship with them as long as they continue to own a sufficient number of shares.

Registration Rights Agreement

We also entered into a registration rights agreement with Phoenix Life and PM Holdings. Under the registration rights agreement, we agreed to provide certain demand and piggy-back registration rights with respect to the shares of common stock acquired by PM Holdings and the shares of common stock issuable to PM Holdings, Phoenix Life or their affiliates upon conversion of the subordinated debentures. The shares of common stock that Phoenix is offering for sale through our and its combined offering of common stock are being sold under the exercise of registration rights under the terms of the registration rights agreement.

Under the terms of the registration rights agreement, Phoenix has exercised its demand registration right with respect to the shares of our common stock that are subject to the delivery obligations of Phoenix’s purchase contracts. The shares of common stock that Phoenix will deliver to the holders of the purchase contracts through this prospectus are being offered under the exercise of this demand registration right.

CAPITALIZATION

The following table sets forth our pro forma capitalization, giving effect to our acquisition of Hobbs, as of June 30, 2002, and our pro forma capitalization as adjusted to give effect to each of the following events:

•
the conversion of the subordinated debentures by Phoenix into 2,813,186 shares of our common stock immediately prior to the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock; and

•
the conversion of the subordinated debentures by Phoenix into 2,813,186 shares of our common stock immediately prior to the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock, the sale of 1,150,000 shares of common stock by us in that offering of common stock at the offering price of $38.10 and the use of net proceeds (assuming estimated commissions and expenses of $2.6 million) from that offering.

You should read the information set forth in the table in conjunction with our historical consolidated financial statements and notes thereto for the period ended June 30, 2002 and “Pro Forma Condensed Combined Financial Statements” in this prospectus.

	June 30, 2002
	Pro Forma(1)	As Adjusted (Conversion)(2)	As Adjusted (Conversion and Offering)(3)
	(Dollars in thousands)
Long-term debt, less current portion:
Long-term debt, excluding subordinated debentures	$194,282	$194,282	$183,986
Subordinated debentures	28,989	—	—

Total long-term debt	223,271	194,282	183,986
Shareholders’ equity:
Common Stock, no par value, 50,000,000 shares authorized; 28,591,280 shares issued and outstanding; 29,311,009 shares issued and outstanding pro forma; 32,124,195 shares issued and outstanding as adjusted (conversion); 33,274,195 shares issued and outstanding as adjusted (conversion and offering)(4)	89,723	118,712	159,896
Retained earnings	115,171	115,171	115,171
Accumulated other comprehensive loss	(1,092)	(1,092)	(1,092)

Total shareholders’ equity	203,802	232,791	273,975
Total capitalization	$427,073	$427,073	$457,961

Total long-term debt to total capitalization	52.3%	45.5%	40.2%

(1)
Amounts reflect our pro forma capitalization, giving effect to our acquisition of Hobbs, which includes 719,729 shares of common stock that we issued, and $120.0 million in net new borrowings of long-term debt, in connection with our acquisition of Hobbs after June 30, 2002.

(2)
Amounts reflect our pro forma capitalization, as adjusted for Phoenix’s conversion of the subordinated debentures into shares of our common stock prior to the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock.

(3)
Amounts reflect our pro forma capitalization, as adjusted for Phoenix’s conversion of the subordinated debentures into shares of our common stock prior to the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock and for the sale of shares of our common stock by us in that offering of common stock. We will use 25% of our net proceeds from that offering, or approximately $10.3 million, to repay indebtedness.

(4)	This amount does not include:

•	3,691,726 shares of common stock issuable, as of October 15, 2002, upon the exercise of outstanding stock options at a weighted average exercise price of $21.28 per share; and

•	shares of common stock that we may be required to issue as future guaranteed and contingent payments in connection with certain of our and Hobbs’ past acquisitions.

See “Shares Eligible for Future Sale” for more information on the shares of common stock that we may be required to issue as future guaranteed and contingent payments.

MARKET FOR OUR COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

Our common stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol “HRH.” As of October 1, 2002, there were 492 holders of record of our common stock.

The following table sets forth the reported high and low sales prices per share of common stock on the NYSE Composite Tape, based on published financial sources, and the dividends per share declared on our common stock for the quarter indicated. We have adjusted all information to reflect a 2-for-1 common stock split paid on December 31, 2001.

Quarter Ended	Sales Price		Cash Dividends Declared
	High	Low
2000
March 31	$14.44	$12.81	$.0825
June 30	17.63	13.47	.0850
September 30	21.06	17.13	.0850
December 31	20.84	18.38	.0850
2001
March 31	$20.44	$16.88	$.0850
June 30	22.08	17.20	.0875
September 30	24.08	20.55	.0875
December 31	31.38	22.45	.0875
2002
March 31	$38.69	$26.66	$.0875
June 30	46.15	30.37	.0900
September 30	45.70	33.80	.0900
December 31 (through November 7)	44.83	35.88	—

Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends to holders of common stock will be at the discretion of our board of directors and will be dependent upon our future earnings and financial condition.

Our current credit facility limits the payment of cash dividends and other distributions on our common stock. We may not make dividend payments or other distributions exceeding $20,000,000 per year, or $0.70 per share based on 28,591,280 shares of our common stock issued and outstanding at June 30, 2002, through the due date of the loan agreement, which is June 30, 2007.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following pro forma financial information presents the effects of our acquisition of Hobbs on July 1, 2002 on our historical financial information. The unaudited pro forma condensed combined balance sheet as of June 30, 2002 and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2002 and the year ended December 31, 2001 are based upon our and Hobbs’ respective financial statements. We have included these financial statements in this prospectus.

We are accounting for the acquisition of Hobbs under the purchase method of accounting in accordance with the Statement of Financial Accounting Standards No. 141, “Business Combinations.” Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values contained in these statements are preliminary in nature, and may not be indicative of the final purchase price allocation, which will be based on an assessment of fair value to be performed by an independent appraiser. These preliminary estimates of fair values of the assets and liabilities of Hobbs have been consolidated with the recorded values of our assets and liabilities in the pro forma financial statements. Since the purchase accounting information is preliminary, it has been solely prepared for the purpose of developing this unaudited pro forma combined condensed financial information. SFAS No. 142, “Goodwill and Other Intangible Assets,” provides that goodwill resulting from a business combination completed subsequent to June 30, 2001 will not be amortized but instead is required to be tested for impairment at least annually.

The pro forma condensed combined balance sheet as of June 30, 2002 is presented as if the acquisition had occurred on June 30, 2002. The pro forma condensed combined statements of income for the six months ended June 30, 2002 and the year ended December 31, 2001 are presented as if the acquisition had occurred on January 1, 2001.

The pro forma financial statements are presented for comparative purposes only and are not necessarily indicative of what our actual financial position would have been at June 30, 2002 had the acquisition occurred at that date or of what our actual results would have been if the acquisition had occurred on January 1, 2001, nor are they indicative of the results of operations in future periods. The pro forma financial statements should be read in conjunction with, and are qualified in their entirety by, our and Hobbs’ respective historical financial statements and notes thereto for the six months ended June 30, 2002 and for the year ended December 31, 2001.

The pro forma financial statements presented do not reflect future events that may occur after the acquisition has been consummated. We believe that operating expense synergies of our and Hobbs’ combined operations will be realized post-acquisition. However, for the purposes of the pro forma financial statements presented herein, these synergies have not been reflected because their realization cannot be assured.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED BALANCE SHEET
June 30, 2002
(Unaudited)

	Hilb, Rogal and Hamilton Company Historical	Hobbs Historical	Pro Forma Adjustments		Pro Forma
	(Amounts in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$59,139	$28,157	($62,358)	(1b)	$90,132
			(3,000)	(1d)
			(51,806)	(1e)
			120,000	(3)
Investments	2,387	—	—		2,387
Receivables, net	141,903	47,757	—		189,660
Prepaid expenses and other current assets	8,501	1,469	—		9,970

TOTAL CURRENT ASSETS	211,930	77,383	2,836		292,149
INVESTMENTS	1,179	72	—		1,251
PROPERTY & EQUIPMENT, NET	18,163	2,117	—		20,280
GOODWILL, NET	258,421	63,263	(63,263)	(2)	359,690
			101,269	(2)
INTANGIBLE ASSETS, NET	21,866	82	(82)	(2)	76,866
			55,000	(2)
OTHER ASSETS	9,181	365	—		9,546

TOTAL ASSETS	$520,740	$143,282	$95,760		$759,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Premiums payable to insurance companies	$172,698	$61,154	—		$233,852
Accounts payable	7,866	3,585	12,323	(2)	12,234
			(11,540)	(1e)
Accrued Expenses	18,067	8,383	2,597	(2)	29,047
Premiums deposits and credits due customers	28,126				28,126
Current portion of long-term debt	5,605	10,622	(10,622)	(2)	5,605

TOTAL CURRENT LIABILITIES	232,362	83,744	(7,242)		308,864
LONG-TERM DEBT	103,271	29,644	(29,644)	(2)	223,271
			120,000	(3)
OTHER LONG-TERM LIABILITIES	12,944	2,101	8,800	(2)	23,845

TOTAL LIABILITIES	348,577	115,489	91,914		555,980
MINORITY INTEREST	—	888	(888)	(2)	—
REDEEMABLE PREFERRED SHARES	—	41,104	(41,104)	(4)	—
SPECIAL COMMON SHARES	—	871	(871)	(4)	—
SHAREHOLDERS’ EQUITY(DEFICIT)
Common Stock	58,084	17,480	(17,480)	(4)	89,723
			31,639	(1a)
Additional paid in capital	—	1	(1)	(4)	—
Retained earnings	115,171	(31,514)	43,196	(4)	115,171
			(11,682)	(2)
Deferred compensation	—	(1,101)	1,101	(4)	—
Accumulated other comprehensive income (loss):	(1,092)	64	(64)	(4)	(1,092)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	172,163	(15,070)	46,709		203,802

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$520,740	$143,282	$95,760		$759,782

See notes to the pro forma condensed combined financial statements. Bracketed numbers to the right of the “Pro Forma Adjustments” column refer to these notes.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Six Months Ended June 30, 2002
(Unaudited)

	Hilb, Rogal and Hamilton Company Historical	Hobbs Historical	Pro Forma Adjustments		Pro Forma
	(Amounts in thousands, except per share data)
REVENUES
Commissions and fees	$193,387	$50,578			$243,965
Investment income	974	224			1,198
Other	1,210	77			1,287

	195,571	50,879	—		246,450
OPERATING EXPENSES
Compensation and employee benefits	106,054	29,988			136,042
Other operating expenses and depreciation	37,995	10,514	$(487	)(6)	48,022
Amortization of intangibles	1,085	9	2,741	(5)	3,835
Interest expense	3,703	1,379	1,896	(8)	6,978

	148,837	41,890	4,150		194,877

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	46,734	8,989	(4,150)		51,573
Income Taxes	19,048	776	1,196	(7)	21,020

INCOME BEFORE MINORITY INTEREST AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	27,686	8,213	(5,346)		30,553
Minority interest	—	451	(451	)(4)	—

NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$27,686	$7,762	$(4,895)		$30,553

NET INCOME PER SHARE BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
BASIC	$0.98				$1.06

ASSUMING DILUTION	$0.88				$0.94

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	28,221		720		28,941

ASSUMING DILUTION	32,268		720		32,988

See notes to the pro forma condensed combined financial statements. Bracketed numbers to the right of the “Pro Forma Adjustments” column refer to these notes.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2001
(Unaudited)

	Hilb, Rogal and Hamilton Company Historical	Hobbs Historical	Pro Forma Adjustments		Pro Forma
	(Amounts in thousands, except per share data)
REVENUES
Commissions and fees	$323,078	$94,233			$417,311
Investment income	2,585	834			3,419
Other	4,604	158			4,762

	330,267	95,225	—		425,492
OPERATING EXPENSES
Compensation and employee benefits	182,397	55,615			238,012
Other operating expenses	68,211	17,852	$(630	)(6)	85,433
Amortization of intangibles	13,868	5,298	202	(5)	19,368
Interest expense	9,061	4,316	2,272	(8)	15,649

	273,537	83,081	1,844		358,462

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	56,730	12,144	(1,844)		67,030
Income Taxes	24,381	1,390	2,807	(7)	28,578

INCOME BEFORE MINORITY INTEREST	32,349	10,754	(4,651)		38,452
Minority interest	—	595	(595	)(4)	—

NET INCOME	$32,349	$10,159	$(4,056)		$38,452

NET INCOME PER SHARE:
BASIC	$1.18				$1.37

ASSUMING DILUTION	$1.07				$1.24

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	27,411		720		28,131

ASSUMING DILUTION	31,160		720		31,880

See notes to the pro forma condensed combined financial statements. Bracketed numbers to the right of the “Pro Forma Adjustments” column refer to these notes.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Notes to Pro Forma Financial Statements

The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of income reflect the acquisition of Hobbs under the purchase method of accounting. Under the purchase method of accounting, the preliminary purchase price is allocated to the assets acquired and the liabilities assumed based on their estimated fair values.

1.	This pro forma adjustment reflects the issuance of common stock and cash in connection with our acquisition of Hobbs resulting in:		Preliminary Value
			(in thousands)
	a.	The issuance of 719,729 shares of common stock at a price of $43.96 per share. The assumed common stock issuance price of $43.96 per share represents the average closing common stock price on the NYSE calculated in accordance with EITF 99-12.	$31,639

	b.	The cash payment of the purchase price.	62,358

	c.	The assumption of tangible net worth of Hobbs is assumed to be zero.	—

	d.	Estimated transaction costs of $3,000,000.	3,000

	e.	Payment of certain indebtedness ($40,265,880 at July 1, 2002), transaction costs, severance and other related merger liabilities incurred by Hobbs.	51,806

	f.	Assumed merger liabilities of Hobbs not paid at closing.	783

			$149,586

Contingent Consideration:
The transaction was structured with a two-year earn-out provision of as much as $76,875,000 (35% in cash and 65% in common stock), and $25,000,000 (100% in common stock) of contingent installment payments to be determined based on future earnings under the terms of the purchase agreement. The two earn-out payments are due after years 1 and 2 with a combined payment not to exceed a maximum of $76,875,000. The $25,000,000 contingent installment consists of two payments of $12.5 million, which are due after years 1 and 2, subject to adjustment based on EBITDA targets. In addition, we have agreed to assume and satisfy certain of Hobbs’ existing contingent earn-outs and deferred compensation liabilities, which we estimate will approximate a net present value of $30,000,000.

2.    The unallocated excess of purchase price over net assets acquired and estimated identifiable intangible assets has been preliminarily allocated to goodwill. We are in the process of valuing the net assets acquired, including the identification of intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary. The final allocation of purchase price to intangible assets other than goodwill could result in increased amortization and decreased income and earnings per share in subsequent periods.

The value preliminarily assigned to goodwill is calculated as follows:		(in thousands)
Total preliminary purchase price		$149,586
Book value of Hobbs (including redeemable preferred shares and special common shares)	(26,905)
Record transaction costs, severance and other merger related liabilities incurred by Hobbs	12,323

Adjusted book value of Hobbs		(14,582)

			(in thousands)
	Adjustments:
	Eliminate certain indebtedness, transaction costs, severance and other related merger liabilities incurred by Hobbs paid or assumed by us	(52,589)
	Adjust minority interest to contractual buy-out	(888)
	Additional amounts due shareholders under tangible net worth provisions of the contract	2,597
	Eliminate historical intangible assets	63,345

	Total adjustments		12,465
	Identifiable intangible assets		(55,000)
	Deferred tax liability related to nondeductible portion of identifiable intangible assets		8,800

	Goodwill		$101,269

3.	This pro forma adjustment reflects the new $160,000,000 Senior Term Loan B under the existing amended bank credit facility used for funding the acquisition. This new term loan was also used to refinance a portion of our existing bank debt of $40,000,000. The facility will mature five years from closing with pricing set at LIBOR plus 2.75%. Net new borrowings (in thousands):	$120,000

4.	This pro forma adjustment eliminates historical minority interest, preferred equity and shareholders’ equity (deficit) of Hobbs.
		June 30, 2002		December 31, 2001
		(in thousands)
5.
This pro forma adjustment reflects the elimination of historical amortization of Hobbs and the amortization of other identifiable intangibles acquired at the time of the acquisition ($55,000,000) over a period of 10 years.
		$ $	(9 2,750)	$ $	(5,298 5,500)

6.
This pro forma adjustment reflects the elimination of historical depreciation expense of Hobbs and recording of depreciation expense based upon the fair values of property, plant and equipment acquired in the acquisition.

7.
This pro forma adjustment reflects the income tax effect of the pro forma adjustments at an effective tax rate of 40.75%. This adjustment also eliminates historical Hobbs taxes and adjusts Hobbs’ taxes to our effective tax rate.

8.	This pro forma adjustment eliminates historical interest expense of Hobbs and records interest expense under the new debt structure as follows:		$(1,379)		$(4,316)
	Interest on debt incurred in the acquisition, at an assumed interest rate of 4.63%, LIBOR at the acquisition date plus 2.75%. The adjustment also includes additional loan fee amortization. A change of .125% in the assumed interest rate would increase or decrease interest expense annually by approximately $200,000.		$3,275		$6,588

Effective January 1, 2002, we changed our method of accounting for commissions on premiums billed and collected directly by insurance carriers on middle-market property and casualty business. For the six months ended June 30, 2002, the cumulative effect of the adjustment was $3.9 million, net of tax. No pro forma adjustment has been presented for the year ended December 31, 2001 to reflect the effect of the retroactive application as it is not practical for us to compute prior period pro forma amounts due to the lack of prior period data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The income of an insurance intermediary operation such as our company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in premium rates result directly in revenue changes to us. From 1987 until 1999, the property and casualty insurance industry had been in a “soft market;” beginning in 2000, however, the industry has experienced firming of commercial premium rates. Our revenues have increased due to firming premium rates and our acquisition program and new business production offset in part by continued culling or selling of low margin or nonstrategic business. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on our operations in the future.

The timing of contingent commissions, policy renewals, acquisitions and dispositions may cause revenues, expenses and net income to vary significantly from quarter to quarter. As a result of the factors described above, operating results for the six months ended June 30, 2002 should not be considered indicative of the results that may be expected for the entire year ending December 31, 2002.

During the fourth quarter of 2001, we announced a 2-for-1 common stock split payable December 31, 2001. References to common shares and per share amounts have been restated to reflect the stock split for all periods presented.

On May 3, 1999, we acquired all of the issued and outstanding shares of common stock of American Phoenix Corporation from Phoenix Life, PM Holdings and Martin L. Vaughan, III. The assets and liabilities of American Phoenix were revalued to their respective fair market values in purchase accounting. Our financial statements reflect our and American Phoenix’s combined operations from the closing date of the acquisition.

Business Acquisition

On July 1, 2002, we acquired all of the issued and outstanding membership interest units of Hobbs Group, LLC, other than those owned by Hobbs IRA Corp., which we refer to as HIRAC, and all of the issued and outstanding capital stock of HIRAC pursuant to a Purchase Agreement, dated May 10, 2002, by and among us, Hobbs, the members of Hobbs other than HIRAC and the shareholders of HIRAC.

Hobbs, which is based in Atlanta, Georgia, is one of the nation’s premier insurance brokers serving upper middle-market and top-tier clients and provides property and casualty insurance brokerage, risk management and executive and employee benefits services. This acquisition allows us to expand our capabilities in the upper middle-market and top-tier businesses. In addition, Hobbs will provide us with additional market presence and expertise in the employee benefits services area and an increased presence in executive benefits. Hobbs will also bring increased depth to the geographic reach of our existing national platform.

The amount that we paid in connection with the acquisition consisted of approximately $114.2 million in cash, which included our assumption and retirement of certain debt of Hobbs, and the issuance to the members of Hobbs (other than HIRAC) and the shareholders of HIRAC of an aggregate of 719,729 shares of our common stock. In addition, we have agreed to pay up to approximately $101.9 million in cash and shares of common stock contingent on Hobbs’ achieving certain financial performance goals within the next two years. We have further agreed to assume and satisfy certain existing earn-out and deferred compensation obligations of Hobbs from Hobbs’ prior acquisitions, which we estimate would approximate a net present value of $30 million as of July 1, 2002. In addition, on July 1, 2002, we granted 625,000 stock options to key employees of Hobbs. The options have an exercise price equal to $45.15, the fair market value at date of grant, expire in seven years and vest at a rate of 25% per year for four years.

This discussion and our historical financial statements reflect our results of operations through June 30, 2002 and, as a result, do not include Hobbs’ results of operations.

Results of Operations

Six Months Ended June 30, 2002 and 2001

For the six months ended June 30, 2002, net income was $31.6 million, or $1.00 per share, compared to $15.6 million, or $0.53 per share for the same period in 2001. Excluding the effect of gains and the 2002 cumulative effect of an accounting change relating to revenue recognition and adjusting 2001 amortization to a pro forma basis (as if we had adopted the new accounting standards related to goodwill as of January 1, 2001), net income was $27.8 million, or $0.88 per share, up from $18.1 million or $0.61 per share for the same period in 2001. See “Note C — Intangible Assets” of Notes to Consolidated Financial Statements for the period ended June 30, 2002 for more information on this calculation.

Commissions and fees were $193.4 million, an increase of 27.8% from commissions and fees of $151.3 million during the comparable period of 2001. Approximately $27.9 million of commissions were derived from purchase acquisitions of new insurance agencies. This increase was offset by decreases of approximately $1.4 million from the sale of certain offices and accounts in 2002 and 2001. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 10.3%. This increase principally reflected new business production, firming premium levels and higher non-standard commissions.

Investment income decreased $0.3 million, or 24.8%, primarily due to a lower interest rate environment. Other income decreased $1.9 million or 61.0% from the same period in 2001 primarily due to the net impact of nonrecurring gains from the sale of an office, certain insurance accounts and other assets.

Expenses increased by $20.4 million or 15.9%. Increases included $20.5 million in compensation and benefits and $6.6 million in other operating expenses and depreciation expense, due primarily to purchase acquisitions of new insurance agencies and increased revenue production. Amortization of intangibles decreased approximately $5.7 million due primarily to the adoption of Statement of Financial Accounting Standards No. 142. Interest expense decreased by $1.0 million due to decreased bank borrowings and declines in interest rates.

Our overall tax rate of 40.8% for the six months ended June 30, 2002 compared to the rate of 43.0% for the six months ended June 30, 2001. The decrease was primarily related to the non-amortization of goodwill as a result of our adoption of Statement 142.

Years Ended December 31, 2001, 2000 and 1999

Net income for 2001, after the 2000 cumulative effect of an accounting change, increased 48.4% to $32.3 million, or $1.07 per share, compared to $21.8 million, or $0.77 per share in the prior year. Excluding net non-recurring gains and the 2000 cumulative effect of an accounting change, net income for 2001 increased 42.6% to $30.8 million, or $1.02 per share, compared with $21.6 million, or $0.76 per share in the prior year. The cumulative effect of the accounting change was a non-cash charge to first quarter 2000 net income to record a reserve for the cancellation of customer insurance policies in accordance with SEC Staff Accounting Bulletin 101.

For 2000, net income was $21.8 million, or $0.77 per share compared to $19.5 million, or $0.72 per share in 1999. Excluding net non-recurring gains, an accounting change in 2000 and a 1999 integration charge related to the American Phoenix acquisition, net income was $21.6 million, or $0.76 per share, compared with $17.3 million, or $0.65 per share in 1999.

Commissions and fees for 2001 were $323.1 million, or 26.0% higher than 2000. Approximately $57.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies in 2001 and 2000. These increases were partially offset by decreases of $5.3 million from the sale of certain offices and accounts. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.6%. This increase related primarily to a combination of new business production and firming premium pricing levels, partially offset by continued culling due to our focus on writing and renewing profitable business.

Commissions and fees for 2000 were $256.4 million, or 16.9% higher than 1999. Approximately $32.7 million of commissions and fees were derived from purchase acquisitions of new insurance agencies in 2000 and

1999. These increases were partially offset by decreases of $7.7 million from the sale of certain offices and accounts. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.5%. This increase related primarily to new business production and modest firming of premium pricing levels partially offset by selected pruning of low margin business.

Investment income decreased $0.1 million in 2001 and increased $0.6 million in 2000. Other income increased $1.5 million in 2001 and decreased $2.8 million in 2000. Other income included gains of $2.7 million, $1.8 million and $4.9 million in 2001, 2000 and 1999, respectively, from the sale of certain offices, insurance accounts and other assets.

Total operating expenses for 2001 were $273.5 million, an increase of $51.2 million, or 23.0% from 2000. For 2000, total operating expenses were $222.4 million, an increase of $28.2 million, or 14.5% from 1999.

Compensation and employee benefits costs for 2001 were $182.4 million, an increase of $36.0 million, or 24.6% from 2000. Increases included approximately $31.8 million related to 2001 and 2000 purchase acquisitions and increases in revenue production and performance-based compensation agreements, partially offset by decreases of $2.9 million related to offices sold. Compensation and employee benefits costs for 2000 were $146.4 million, an increase of $20.9 million, or 16.6% from 1999. Increases included approximately $18.4 million related to 2000 and 1999 purchase acquisitions and increases for performance-based compensation agreements, offset in part by decreases of $2.9 million related to offices sold.

Other operating expenses for 2001 were $68.2 million, or 22.9% higher than 2000. Increases related primarily to purchase acquisitions in 2001 and 2000 and costs associated with revenue growth, offset in part by the sale of certain offices.

Other operating expenses for 2000 were $55.5 million, or 12.2% higher than 1999. Increases related primarily to purchase acquisitions in 2000 and 1999 and costs associated with revenue growth offset in part by the sale of certain offices.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense increased by $1.6 million, or 13.3% in 2001 and by $1.5 million, or 14.5% in 2000, which was attributable to purchase acquisitions consummated during 2001, 2000 and 1999, offset in part by decreases related to the sale of certain offices and amounts that became fully amortized in those years.

Interest expense increased by $0.9 million, or 10.8% in 2001 and by $1.7 million, or 26.0% in 2000. The increase was due to additional bank borrowings related to acquisitions, partially offset by decreased interest rates.

Our effective tax rates were 43.0% in 2001, 44.3% in 2000 and 41.1% in 1999. An analysis of the effective income tax rates is presented in “Note G — Income Taxes” of Notes to Consolidated Financial Statements for the year ended December 31, 2001.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on our operations.

Liquidity and Capital Resources

June 30, 2002 and 2001

Net cash provided by operations totaled $36.4 million and $29.0 million for the six months ended June 30, 2002 and 2001, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

We have historically generated sufficient funds internally to finance capital expenditures for property and equipment. Cash expenditures for the acquisition of property and equipment were $2.3 million and $2.8 million for the six months ended June 30, 2002 and 2001, respectively. The timing and extent of the purchase and sale of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. The purchase of insurance agencies accounted for under the purchase method of accounting utilized cash of $11.9 million and $19.3 million in the six months ended June 30, 2002 and 2001, respectively. Cash expenditures for these insurance agency acquisitions have been primarily funded through operations and long-term borrowings. In addition, a portion of the purchase price in these acquisitions may be paid through common stock and deferred payments of cash and common stock. For more information on our business purchase transactions, see “Note K — Acquisitions” of Notes to Consolidated Financial Statements for the year ended December 31, 2001 and “Note E — Acquisitions” of Notes to Consolidated Financial Statements for the period ended June 30, 2002. Cash proceeds from the sale of accounts and other assets amounted to $0.5 million and $4.3 million in the six months ended June 30, 2002 and 2001, respectively. We did not have any material capital expenditure commitments as of June 30, 2002.

Financing activities utilized cash of $16.6 million and provided cash of $12.6 million in the six months ended June 30, 2002 and 2001, respectively. We have consistently made scheduled debt payments and annually increased our dividend rate. We anticipate the continuance of our dividend policy. We are currently authorized to purchase an additional 748,200 shares of our common stock under a stock buyback program. As of June 30, 2002, we had a bank credit agreement for $140.0 million, under which loans were due in various amounts through 2004, and $32.0 million face value of 5.25% Convertible Subordinated Debentures due 2014. Phoenix will be converting these subordinated debentures into shares of common stock immediately prior to the closings of Phoenix’s offering of purchase contracts and our Phoenix’s combined offering of common stock. At June 30, 2002, there were loans of $70.0 million outstanding under the bank agreement, with $70.0 million available under the revolving portion of the facility for future borrowings.

Subsequent to the end of the quarter, we signed a Second Amended and Restated Credit Agreement. The new agreement amends and restates an Amended and Restated Credit Agreement dated April 6, 2001. The new agreement provides a $190.0 million term loan facility under which borrowings are due in various amounts through 2007, including $152.4 million due June 2007. The Second Amended Credit Agreement also maintains the availability to us of a revolving credit facility in the aggregate principal amount of $100.0 million. The proceeds were used, in part, to fund the cash portion of the Hobbs acquisition. Subsequent to amending the credit agreement and closing the Hobbs acquisition, we had loans of $190.0 million outstanding under the Amended Credit Agreement, with $100.0 million available under the revolving portion of the facility.

The Amended Credit Agreement contains certain covenants that restrict, or may have the effect of restricting, the payment of dividends or distributions and the purchase or redemption by us of our capital stock. We do not believe that the restrictions contained in the Amended Credit Agreement will, in the foreseeable future, adversely affect our ability to pay cash dividends at the current dividend rate.

We had a current ratio (current assets to current liabilities) of 0.91 to 1.00 as of June 30, 2002. Shareholders’ equity of $172.2 million at June 30, 2002, improved from $142.8 million at December 31, 2001. The debt to equity ratio of 0.60 to 1.00 decreased from the ratio at December 31, 2001 of 0.80 to 1.00 due to the issuance of common stock, decreased borrowings and increased net income.

We believe that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet our short and long-term funding needs.

December 31, 2001, 2000 and 1999

Net cash provided by operations totaled $62.1 million, $47.8 million and $17.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Cash expenditures for the acquisition of property and equipment were $5.6 million, $7.5 million and $6.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Cash outlays related to the purchase of insurance agencies accounted for under the purchase method of accounting amounted to $34.9 million, $21.8 million and $33.7 million in the years ended December 31, 2001, 2000 and 1999, respectively. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $4.8 million, $9.0 million and $5.6 million in the years ended December 31, 2001, 2000 and 1999, respectively. We did not have any material capital expenditure commitments as of December 31, 2001.

Financing activities (utilized) provided cash of ($4.0) million, ($19.9) million and $20.8 million for the years ended December 31, 2001, 2000 and 1999, respectively, as we borrowed funds to finance acquisitions, made scheduled debt payments and annually increased our dividend rate. In addition, during 2001, 2000 and 1999, we repurchased, on the open market, 10,000, 255,400 and 541,400 shares, respectively, of our common stock under a stock repurchase program. As of December 31, 2001, we had a bank credit agreement for $148.3 million, under which loans were due in various amounts through 2004, and $32.0 million face value of 5.25% Convertible Subordinated Debentures due 2014. At December 31, 2001, there were loans of $78.3 million outstanding under the bank agreement, with $70.0 million available under the revolving portion of the facility for future borrowings.

We had a current ratio (current assets to current liabilities) of 0.88 to 1.00 as of December 31, 2001. Shareholders’ equity of $142.8 million at December 31, 2001, increased from $88.2 million at December 31, 2000, and the debt to equity ratio of 0.80 to 1.00 at December 31, 2001 decreased from the prior year-end ratio of 1.17 to 1.00 due to net income and the issuance of common stock including the income tax benefit from the exercise of stock options offset in part by dividends and an increase in debt related to acquisitions.

Market Risk

We have certain investments and utilize (on a limited basis) derivative financial instruments that are subject to market risk. We believe, however, that exposure to market risk associated with these instruments is not material.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that, of our significant accounting policies (see “Note A — Significant Accounting Policies” of Notes to Consolidated Financial Statements for the year ended December 31, 2001), the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition

We are engaged in insurance agency and brokerage activities and derive revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom our offices place their clients’ insurance. Generally, commission income, as well as the related premiums receivable from customers and premiums payable to insurance companies, is recognized as of the effective date of insurance coverage or billing date, whichever is later, net of an allowance for estimated policy cancellations. Contingent commissions, commissions billed directly by insurance carriers and miscellaneous commissions have been historically recorded as revenue when received. Service fees are recognized when the services are rendered.

Effective January 1, 2002, we changed our method of accounting for commissions on premiums billed and collected directly by insurance carriers on our middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We monitor our allowances utilizing accounts receivable aging data as the basis to support the estimate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In addition, we have the ability to cancel coverage for customers who have not made required payments.

Intangible Assets

We have significant intangible assets acquired in business acquisitions. The determination of estimated useful lives and whether the assets are impaired requires significant judgment and affects the amount of future amortization and possible impairment charges. The carrying value of our intangible assets is periodically reviewed to determine that no conditions exist indicating a possible impairment.

We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which, among other things, ends the practice of amortizing goodwill. Intangible assets with finite lives will continue to be amortized over their useful lives. Statement 142 requires us to perform goodwill impairment testing as prescribed during the first six months of fiscal 2002, and on a periodic basis thereafter.

Net income for the six months ended June 30, 2001 would have increased by $0.13 per share on a pro forma basis, assuming adoption of Statement 142 as of January 1, 2001. We have tested goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We completed the first of the required impairment tests of goodwill as of January 1, 2002. No impairment charge resulted from this test.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations.” Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. All of our future acquisitions will be accounted for using the purchase method.

Effective January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Statement 133 requires us to recognize all derivatives in the balance sheet at fair value. At adoption, we had two interest rate swaps, designated as cash flow hedges, used to modify interest characteristics for a portion of our credit facility. At adoption, the interest rate swaps were recorded at fair value resulting in a cumulative effect accounting change that had no impact on net income and on an after-tax basis decreased accumulated other comprehensive income by $517,000.

In accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” effective January 1, 2000, we changed our method of accounting for cancellation of customer insurance policies. Previously, we did not record a reserve for these cancellations. Under the new method of accounting adopted retroactive to January 1, 2000, we record a reserve for these cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $325,000, net of income taxes of $225,000, for the year ended December 31, 2000. We periodically review the adequacy of the allowance and adjust it as necessary. Based on the analysis, the allowance as of December 31, 2001 and 2000 was $765,000 and $580,000, respectively. For the year ended December 31, 2001, the net increase in the cancellation reserve was comprised of $130,000 in new reserves related to acquisitions and $55,000 related to higher revenue levels.

Change in Accounting Principle

Effective January 1, 2002, we changed our method of accounting for commissions on premiums billed and collected directly by insurance carriers on our middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry.

We believe that this new methodology is preferable and that it better matches the income with the related expenses. For the six months ended June 30, 2002, the effect of this change was to increase net income by $5.5 million ($0.17 per share), which included the cumulative effect adjustment of $3.9 million ($0.12 per share), net of income taxes of $2.6 million. No prior period pro forma amounts have been presented to reflect the effect of retroactive application of the change as it is not practical for us to compute prior period pro forma amounts due to the lack of prior period data.

THE COMPANY

General

We serve as an intermediary between our clients and insurance companies that underwrite client risks. Through our network of over 100 offices in the United States, we assist clients in managing their risks in areas such as property and casualty, executive and employee benefits and other areas of specialized exposure.

Our client base ranges from personal to large national accounts and is primarily comprised of middle-market and top-tier commercial and industrial accounts. Middle-market businesses are generally businesses that do not have internal risk management departments and outsource that function to an intermediary. Top-tier businesses, which may have risk management departments, typically generate annual commissions and fees in excess of $50,000.

On July 1, 2002, we completed our acquisition of Hobbs. Hobbs is one of the nation’s premier insurance brokers serving upper middle-market and top-tier clients. Hobbs provides property and casualty insurance brokerage, risk management and executive and employee benefits services and generated revenues of $95.2 million in 2001 through 27 offices in the United States. The acquisition of Hobbs expands our presence in upper middle-market and top-tier businesses, which are central to our strategic plan, and adds risk management expertise and specialty lines of business that will benefit our existing clients.

Insurance commissions accounted for approximately 91% of our total revenues in 2001. We also advise clients on risk management and employee benefits and provide claims administration and loss control consulting services to clients, which contributed approximately 7% of revenues in 2001.

Our corporate headquarters are located at 4951 Lake Brook Drive, Suite 500, in Glen Allen, Virginia 23060, and our telephone number is (804) 747-6500.

Our Offices

We have grown historically principally through acquisitions of independent insurance intermediaries with significant local market shares in metropolitan areas. Since 1984, we have acquired approximately 200 independent intermediaries. Since 1997, our acquisition program has been focused on established independent intermediaries that fit into our current operating models and strategic plans and targets entities that strengthen our regions and middle-market position or add to our specialty lines of business and increase our range of services. Our offices are staffed by local professionals with the centralization of certain administrative functions to allow our staff to focus on business production and retention. We believe that a key to our success has been a strong emphasis on local client service by experienced personnel with established community relations.

Our offices act as independent agents representing a large number of insurance companies, which gives us access to specialized products and capacity needed by our clients. Our offices and regions are staffed to handle the broad variety of insurance needs of their clients. Additionally, certain offices and regions have developed special expertise in areas such as professional liability, equipment maintenance and construction, and this expertise is made available to clients throughout the regions and our network.

We have established direct access to certain foreign insurance markets without the need to share commissions with excess and surplus lines brokers. This direct access allows us to enhance our revenues from insurance products written by foreign insurers and allows us to provide a broader array of insurance products to our clients.

While our offices have historically been largely decentralized with respect to client solicitation, account maintenance, underwriting decisions, selection of insurance carriers and areas of insurance specialization, we maintain centralized administrative functions, including cash management and investment, human resources and legal functions, through our corporate headquarters. Accounting records and systems are maintained at each office, but we require each office to comply with standardized financial reporting and control requirements. Through our internal auditing department, our personnel periodically visit each office and monitor compliance with internal accounting controls and procedures.

As part of our strategic plan, we have created regional operating units to coordinate the efforts of several local offices in a geographic area to focus on markets, account retention, client service and new business production. The five U.S. regions are the Mid-Atlantic (Ohio, Pennsylvania, Maryland, Virginia and North Carolina); Northeast (Connecticut, Massachusetts, Maine, New Hampshire, New York and New Jersey); Southeast (Alabama, Georgia and Florida); Central (Oklahoma, Texas, Kansas, Michigan and Illinois) and West (Arizona, California, Colorado and Oregon). By regionally managing and coordinating complementary resources, we have enabled each office to address a broader spectrum of client needs and respond more quickly and expertly than each could do on a stand-alone basis. Additionally, operations were streamlined by merging multiple locations in the same city into a single profit center and converting smaller locations into sales offices of a larger profit center in the same region. Hobbs will continue to operate as a separate business unit as we integrate it into our operations over the next two years.

We derive income primarily from commissions on the sale of insurance products to clients paid by the insurance underwriters with whom our offices place their clients’ insurance. In the past three calendar years, we have derived in excess of 92% of our commission and fee revenue from the sale of insurance products, principally property and casualty and employee benefits insurance. The balance is primarily derived from service fee income related to claims management and loss control services, program administration and workers compensation consultative services. Within our range of services, we also place surplus lines coverages (coverages not available from insurance companies licensed by the states in which the risks are located) with surplus lines insurers for various specialized risks.

Insurance agents’ commissions are generally a percentage of the premium paid by the client. Commissions depend upon a number of factors, including the type of insurance, the amount of the premium, the particular insurer, the capacity in which we act and the scope of the services that we render to the client. In some cases, we are compensated by a fee paid directly by the client. We may also receive contingent commissions that are based on the profit an insurance company makes on the overall volume of business that we place with that company. Contingent commissions are generally received in the first and second quarters of each year and, accordingly, may cause revenues and earnings from those quarters to vary from other quarterly results.

We provide a variety of professional services to assist clients in analyzing risks and in determining whether protection against risks is best obtained through the purchase of insurance or through retention of all, or a portion of those risks. We also assist clients in the adoption of risk management policies and cost-effective loss control and prevention programs.

No material part of our business is dependent on a single client or on a few clients, and we do not depend on a single industry or type of client for a substantial amount of our business. In 2001, the largest single client accounted for less than 0.8% of our total revenues, on a pro forma basis giving effect to our acquisition of Hobbs.

Operating History and Acquisition Program

We were formed in 1982 to acquire and continue an existing insurance agency network. At that time, we undertook a program of consolidating agencies, closing or selling unprofitable locations and acquiring new agencies. Since 1984, we have acquired approximately 200 independent agencies. While we have used both the purchase and pooling methods of accounting for our acquisitions in the past, we now account for our acquisitions as purchases. The purchase price of an agency is typically paid in cash, common stock and/or deferred payments of cash or common stock.

We have substantial experience in acquiring insurance agencies. Generally, each acquisition candidate is subjected to a due diligence process in which we evaluate the quality and reputation of the business and its management, revenues and earnings, specialized products and expertise, administrative and accounting records, growth potential and location. For candidates that pass this screening process, we use a pricing method that emphasizes pro forma revenues, profits and tangible net worth. As a condition to completing an acquisition, we require that the principals be subject to covenants not to compete. Once the acquisition is consummated, we take steps to introduce our procedures to integrate the agency’s systems and employees into our company.

Competition

We participate in a very competitive industry. Competition is primarily based on price, service, relationships and expertise. We are a leading independent insurance intermediary serving a wide variety of clients through our network of wholly-owned subsidiaries that operate over 100 offices located in 24 states. Some of our competitors are larger and have greater resources than us and operate on an international scale.

In some of our offices’ cities, because no major national insurance broker has established a presence, we compete with local agents and private, regional firms, some of whom may be larger than our local office.

We are also in competition with certain insurance companies that write insurance directly for their customers, and the banking industry, as well as self-insurance and other employer sponsored programs.

Employees

As of July 31, 2002, we had approximately 3,100 employees. No employees are currently represented by a union. We believe that our relations with our employees are good.

Regulation

In every state in which we do business, the applicable office or an employee is required to be licensed or to have received regulatory approval by the state insurance department in order for us to conduct business. In addition to licensing requirements applicable to us, most jurisdictions require individuals who engage in brokerage and certain insurance service activities to be licensed personally.

Our operations depend on the validity of and our continued good standing under the licenses and approvals under which we operate. Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally these authorities are vested with broad discretion as to the grant, renewal and revocation of licenses and approvals.

Properties

We lease our headquarters’ office in Richmond, Virginia and, except as mentioned below, our offices in various states. For information on our lease commitments, see “Note H — Leases” of the Notes to Consolidated Financial Statements for the year ended December 31, 2001.

At June 30, 2002, we owned a building in Auburn, Maine.

Legal Proceedings

We have no pending legal proceedings other than ordinary, routine litigation incidental to the business, to which we or a subsidiary is a party, none of which is material. With respect to the routine litigation, upon the advice of counsel, we believe that none of these proceedings, either individually or in the aggregate, if determined adversely to us, would have a material effect on our financial position or results of operations or our ability to carry on our business as currently conducted.

MANAGEMENT

Executive Officers and Directors

The following table lists certain of our executive officers and all of our directors:

Name	Age	Position
Andrew L. Rogal	53	Chairman and Chief Executive Officer and Director
Martin L. Vaughan, III	55	President and Chief Operating Officer and Director
Timothy J. Korman	50	Executive Vice President, Finance and Administration and Director
Thomas A. Golub	43	Executive Vice President and President and Chief Executive Officer of Hobbs and Director
Carolyn Jones	47	Senior Vice President, Chief Financial Officer and Treasurer
John P. McGrath	44	Senior Vice President-Business and Product Development and Vice President of Hilb, Rogal and Hamilton Company of Pittsburgh, Inc.
Walter L. Smith	45	Senior Vice President, General Counsel and Secretary
Robert H. Hilb	75	Chairman Emeritus and Director
Theodore L. Chandler, Jr.	50	Director
Norwood H. Davis, Jr.	62	Director
Robert W. Fiondella	60	Director
J.S.M. French	62	Director
Anthony F. Markel	60	Director
Thomas H. O’Brien	65	Director
David W. Searfoss	51	Director
Julious P. Smith, Jr.	59	Director
Robert S. Ukrop	55	Director

The following biographical information discloses the business experience for the individuals that we have listed above.

Andrew L. Rogal has been our Chairman since January 2000 and our Chief Executive Officer since May 1997. He was our President from 1995 until December 1999 and was our Chief Operating Officer from 1995 to May 1997. Mr. Rogal is Chairman of our executive committee. He has been a director since 1989.

Martin L. Vaughan, III has been our President since January 2000 and has been our Chief Operating Officer since 1999. He was President and Chief Executive Officer of American Phoenix Corporation from 1990 to 1999. Mr. Vaughan has been a director since 1999.

Timothy J. Korman has been our Executive Vice President, Finance and Administration, since 1997. He was our Executive Vice President, Chief Financial Officer and Treasurer from 1995 to 1997. Mr. Korman is a first cousin of Robert S. Ukrop, one of our directors. Mr. Korman has been a director since 1999.

Thomas A. Golub has been Executive Vice President since July 2002. He has also been President and Chief Executive Officer of Hobbs Group, LLC since 1994. Mr. Golub has been a director since 2002.

Carolyn Jones has been Senior Vice President, Chief Financial Officer and Treasurer since 1997 and was Vice President and Controller from 1991 to 1997.

John P. McGrath has been Senior Vice President — Business and Product Development since June 1999 and was Vice President from 1998 to June 1999. He has been Vice President of Hilb, Rogal and Hamilton Company of Pittsburgh, Inc., one of our subsidiaries, since 1998. He was Director of the Mid-Atlantic Region from 1995 to March 2000 and President and Chief Executive Officer of Hilb, Rogal and Hamilton Company of Pittsburgh, Inc. from 1993 to 1998.

Walter L. Smith has been Senior Vice President since August 2001. He has been General Counsel since 1991 and Secretary since 1998. He was Vice President from 1991 to August 2001 and Assistant Secretary from 1989 to 1998.

Robert H. Hilb has been our Chairman Emeritus since January 2000. He was our Chairman from 1991 until December 1999 and was our Chief Executive Officer from 1991 to May 1997. Mr. Hilb is a member of our compensation committee, corporate affairs committee and executive committee. He has been a director since 1982.

Theodore L. Chandler, Jr. has been Chief Operating Officer of LandAmerica Financial Group, Inc., a company providing title insurance and real estate transaction services through its underwriting and other subsidiaries, since July 2002. He was Senior Executive Vice President of LandAmerica from January 2000 to July 2002. He had been a principal in the law firm of Williams Mullen in Richmond, Virginia from 1982 to January 2000. Williams Mullen has represented us as legal counsel since our formation in 1982. Mr. Chandler is a director of LandAmerica Financial Group, Inc. and Mutual Assurance Society of Virginia. Mr. Chandler is Chairman of our audit committee and a member of our corporate affairs committee and corporate governance committee. He has been a director since 1986.

Norwood H. Davis, Jr. was Chairman Emeritus of the Board of Trigon Healthcare, Inc., a company providing health care coverage and specialty health services in Virginia, from 2001 to July 2002. Mr. Davis had been Chairman of that company from 1981 to 2001, and Chief Executive Officer from 1981 to 1999. He is the Managing Director of CMD Management, LLC. Mr. Davis is Chairman of our corporate governance committee and a member of our compensation committee and executive committee. He has been a director since 1994.

Robert W. Fiondella has been Chairman and Chief Executive Officer and a director of The Phoenix Companies, Inc. since November 2000 and Chairman and Chief Executive Officer of Phoenix Life since February 1994. He served as President of Phoenix Life from 1987 until February 2000. He has been a director of Phoenix Life since 1987. Mr. Fiondella has announced that he will retire as Chief Executive Officer of both Phoenix and Phoenix Life and will remain as Chairman of both companies through June 2003. Mr. Fiondella is also a director of PXRE Group, Ltd. Mr. Fiondella is a member of our compensation committee, corporate affairs committee and executive committee. He has been a director since 1999.

J.S.M. French has been President of Dunn Investment Company, a construction materials and construction investment company in Birmingham, Alabama, since 1978. He is a director of Regions Financial Corporation, Energen Corporation and Protective Life Corporation. Mr. French is a member of our audit committee, corporate affairs committee and corporate governance committee. He has been a director since 1984.

Anthony F. Markel has been President and Chief Operating Officer of Markel Corporation, an insurance company headquartered in Richmond, Virginia and comprised of five operating units underwriting specialty insurance products and programs to a variety of niche markets, since March 1992. He is a director of Markel Corporation. Mr. Markel is a member of our audit committee, compensation committee and executive committee. He has been a director since 1998.

Thomas H. O’Brien was the Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc., a multi-bank holding company engaged in financial services activities in Pittsburgh, Pennsylvania, from 1985 to 2001. He was Chairman of PNC Bank, N.A., a national banking institution in Pittsburgh, Pennsylvania, from 1993 to 2001. He is a director of Verizon Communications, BlackRock, Inc., Viasystems, Inc., USAirways Group, Inc. and The PNC Financial Services Group, Inc. Mr. O’Brien is Chairman of our compensation committee and a member of our corporate governance committee and executive committee. He has been a director since 1982.

David W. Searfoss was Executive Vice President, Financial Strategy, of Phoenix from April 2002 until his retirement in September 2002. He was Executive Vice President and Chief Financial Officer of Phoenix from November 2000 to April 2002 and Executive Vice President and Chief Financial Officer of Phoenix Life from 1994 to April 2002. Mr. Searfoss is a member of our audit committee and corporate governance committee. He has been a director since 1999.

Julious P. Smith, Jr. is Chairman and Chief Executive Officer and a member of the law firm of Williams Mullen. Prior to June 1, 1999, he was President and Chief Executive Officer and a member of that law firm, positions that he held for more than five years. Mr. Smith is a director of LandAmerica Financial Group, Inc. He is a member of our audit committee and corporate governance committee. He has been a director since 2001.

Robert S. Ukrop has been President and Chief Executive Officer of Ukrop’s Super Markets, Inc., a company owning 27 retail food stores and three food manufacturing facilities in central Virginia, since 1994. He is a first cousin of Timothy J. Korman, our Executive Vice President, Finance and Administration. Mr. Ukrop is Chairman of our corporate affairs committee and a member of our corporate governance committee. He has been a director since 1989.

Certain Nomination and Voting Arrangements

Robert W. Fiondella and David W. Searfoss are serving on our board of directors under the terms of a voting and standstill agreement that we entered into with affiliates of Phoenix. See “The Selling Shareholder” for more information on the voting and standstill agreement, its terms and the effect of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock on them.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information with respect to each person or group known by us to be the beneficial owner of more than five percent of the issued and outstanding shares of our common stock. In preparing the table below, we have relied, without further investigation, on information contained in the filings by each reporting person with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

	Before Offerings(1)			After Offerings(2)
Name and Address of Beneficial Owner	Number of Shares		Percent of Class	Number of Shares		Percent of Class
The Phoenix Companies, Inc.	4,549,120	(3)	14.1%	3,895,120	(4)	11.7%
Phoenix Life Insurance Company One American Row Hartford, Connecticut 06102

Westport Asset Management, Inc.(5)	3,372,400		11.5%	3,372,400		10.1%
Westport Advisers LLC 253 Riverside Avenue Westport, Connecticut 06880

The Capital Group Companies, Inc.(6)	1,905,000		6.5%	1,905,000		5.7%
Capital Research and Management Company 333 South Hope Street, 55th Floor Los Angeles, California 90071

(1)	Amounts are based on 29,402,449 shares of common stock issued and outstanding on October 15, 2002.
(2)
Amounts are based on 29,402,449 shares of common stock issued and outstanding on October 15, 2002 and reflect the conversion of the subordinated debentures by Phoenix into 2,813,186 shares of our common stock immediately prior to the closing of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock and the sale of 1,150,000 shares of common stock by us and 654,000 shares of common stock by Phoenix in that offering of common stock.

(3)
Amounts include (i) 1,730,084 shares of common stock that affiliates of Phoenix acquired from us in May 1999, (ii) 5,850 additional shares of common stock and (iii) 2,813,186 additional shares of common stock issuable upon conversion of the subordinated debentures that affiliates of Phoenix acquired from us in May 1999 at a price of $11.375 per share. For purposes of calculating the percent of class owned, the shares of common stock issuable upon conversion of the subordinated debentures are deemed to be issued and outstanding.

(4)
Amounts reflect the sale by Phoenix of 654,000 shares of our common stock in our and Phoenix’s combined offering of common stock and include the shares of our common stock pledged by Phoenix to secure its obligations under its stock purchase contracts and to be delivered by Phoenix to these holders on November 13, 2005. After Phoenix delivers shares of our common stock to the holders of its purchase contracts on that date, Phoenix will own between 745,120 and 1,313,065 shares of our common stock, depending on the price of our common stock upon settlement of the purchase contracts, assuming no exercise of the over-allotment option granted to the underwriters of that offering. These shares of common stock would represent approximately 2.2% to 3.9% of our issued and outstanding shares of common stock immediately after this offering.

(5)
On August 8, 2002, Westport Asset Management, Inc. filed a Schedule 13F with the SEC reporting beneficial ownership of 2,447,000 shares as of June 30, 2002 and Westport Advisers LLC filed a Schedule 13F with the SEC reporting beneficial ownership of 925,400 shares as of June 30, 2002. Westport Asset Management, Inc. had previously filed a joint Schedule 13G/A with the SEC on February 25, 2002, reporting that it had sole and shared dispositive power as to all of the shares of common stock for which it was reporting beneficial ownership. The Schedule 13G/A stated that Westport Asset Management, Inc., an investment advisor, owns 50% of Westport Advisors LLC, which is an investment advisor for a series of public mutual funds.

(6)
On August 14, 2002, Capital Research and Management Company filed a Schedule 13F with the SEC reporting beneficial ownership of 1,905,000 shares as of June 30, 2002. The Capital Group Companies, Inc. is the parent company of Capital Research and Management Company. The Schedule 13F discloses that Capital Research and Management Company does not have any voting power with respect to the shares of common stock that it reported.

Security	Ownership of Management

The following table sets forth, as of October 15, 2002, certain information with respect to both the beneficial ownership of shares of our common stock and the amount of deferred stock units held by:

•	each of our directors;

•	our Chief Executive Officer, Andrew L. Rogal, and each of our four other most highly paid executive officers, Martin L. Vaughan, III, Timothy J. Korman, John P. McGrath and Michael A. Janes; and

•	all directors and executive officers as a group.

	Beneficial Ownership
Name	Number of Common Shares(1)(2)	Exercisable Options(3)	Deferred Stock Units(4)
Theodore L. Chandler, Jr.	26,958	70,000	14,571
Norwood H. Davis, Jr.	70,000	66,000	3,287
Robert W. Fiondella(5)	10,000	40,000	6,851
J. S. M. French	68,600	70,000	12,229
Thomas A. Golub	39,405	—	—
Robert H. Hilb	194,000	50,000	13,983
Michael A. Janes	41,256	94,750	3,016
Timothy J. Korman	127,575	98,000	—
Anthony F. Markel	14,000	50,000	11,717
John P. McGrath	65,867	96,000	—
Thomas H. O’Brien	45,306	50,000	—
Andrew L. Rogal	494,167	244,000	—
David W. Searfoss(5)	2,000	40,000	7,296
Julious P. Smith, Jr.	3,626	20,000	2,471
Robert S. Ukrop	89,296	30,000	11,633
Martin L. Vaughan, III	297,561	18,000	10,346
All directors and executive officers as a group (28 persons, including those named above)	1,911,791	1,441,050	125,966

(1)
The number of shares of common stock shown in the table includes (i) 111,859 shares held for certain executive officers in our Retirement Savings Plan as of October 15, 2002, (ii) 214,175 shares of restricted stock granted to executive officers under our 1989 Stock Plan and 2000 Stock Incentive Plan, and (iii) 457,687 shares of common stock held by immediate family members and controlled entities and in various fiduciary capacities. These shares may be deemed to be beneficially owned by the rules of the SEC, but inclusion of the shares in the table does not constitute admission of beneficial ownership.

(2)
On October 15, 2002, we had 29,402,449 shares of common stock issued and outstanding. Each of the individuals listed in the table is the beneficial owner of less than one percent of the issued and outstanding shares of common stock on that date, except for Andrew L. Rogal and Martin L. Vaughan, III, who beneficially owned 2.49% and 1.07%, respectively, of the issued and outstanding shares as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. As a group, the directors and executive officers beneficially owned 10.88% of the issued and outstanding shares of common stock on that date.

(3)
The amounts reported in this column represent shares that may be acquired through the exercise of stock options within sixty days after October 15, 2002, under our 1989 Stock Plan, 2000 Stock Incentive Plan and Non-Employee Directors Stock Incentive Plan.

(4)
The amounts reported in this column are deferred stock units held by (i) non-employee directors under our Amended and Restated Outside Directors Deferral Plan and (ii) executive officers under our Executive Voluntary Deferral Plan, a deferred compensation plan, as of October 15, 2002. Each deferred stock unit represents a hypothetical share of our common stock, fluctuates in value with the market price of our common stock and is payable only in shares of common stock.

(5)
The number of shares listed for Messrs. Fiondella and Searfoss does not include 1,735,934 shares of common stock owned by Phoenix and 2,813,186 additional shares of common stock issuable upon conversion of the subordinated debentures owned by Phoenix at a price of $11.375 per share, beneficial ownership of each of which is disclaimed by Messrs. Fiondella and Searfoss.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We have authorized capital stock consisting of 50,000,000 shares of common stock, no par value. The holder of each share of common stock is entitled to one vote per share. Each share of common stock shares ratably with respect to dividends and upon liquidation. The shares of common stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to additional shares of common stock or to securities convertible into common stock.

The common stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of the class of directors subject to election at that meeting can elect all of the directors comprising that class, and in that event holders of the remaining minority of shares so voting will not be able to elect any member of that class of the board of directors.

Certain Provisions of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation provide that the board of directors is divided into three classes having staggered three-year terms. This provision could have the effect of making it more difficult for a third party to acquire control of the board of directors or of discouraging a third party from attempting to acquire a majority of our outstanding voting stock.

Affiliated Transactions

The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries that have the effect of increasing the percentage of voting shares beneficially owned by an interested shareholder by more than five percent. For purposes of the act, an “Interested Shareholder” is defined as any beneficial owner of more than ten percent of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing affiliated transactions require that, for three years following the date upon which any shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A disinterested director means, with respect to a particular interested shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an interested shareholder became an interested shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the board. At the expiration of the three-year period, these provisions require approval of affiliated transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the disinterested directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the interested shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder unless approved by a majority of the disinterested directors.

None of the foregoing limitations and special voting requirements applies to an affiliated transaction with an interested shareholder whose acquisition of shares making that person an interested shareholder was approved by a majority of the corporation’s disinterested directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any interested shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the affiliated transactions provisions shall not apply to the corporation. We have not adopted an amendment to that effect.

Control Share Acquisitions

The Virginia Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. We have not adopted an amendment to our articles of incorporation or bylaws making these provisions inapplicable to acquisitions of our shares.

SHARES ELIGIBLE FOR FUTURE SALE

As of October 15, 2002, we had outstanding 29,402,449 shares of common stock, all but 8,000 of which are freely tradable. Our affiliates hold certain of these shares subject to the resale provisions of Rule 144, which are described below. As of October 15, 2002, we had outstanding options to purchase 3,691,726 shares of common stock at a weighted average exercise price of $21.28 per share. All of these shares will be freely tradable upon their issuance unless acquired by an affiliate. In addition, in a separate offering that we are conducting with Phoenix, we are offering 1,150,000 shares of our common stock. All of the shares that we will offer in that offering will be freely tradable, unless subject to the lock-up agreements in that offering or unless acquired by an affiliate. Furthermore, Phoenix will convert our subordinated debentures held by it into 2,813,186 shares of common stock immediately prior to the closings of Phoenix’s offering of purchase contracts and our and Phoenix’s combined offering of common stock. These shares will be freely tradable, to the extent that Phoenix delivers them to the holders of the purchase contracts unless acquired by an affiliate.

We also have commitments to issue additional shares of common stock as future contingent payments in connection with certain of our and Hobbs’ past acquisitions, as follows:

Commitment	Estimated Number of Shares	Expected Issuance Date
Guaranteed future issuances (non-Hobbs)(1)	22,999	2002 through 2004
Contingent future issuances (non-Hobbs)(2)	71,358	2002 through 2004
Future issuances (Hobbs)(3)	1,979,708	2003 or 2004
Future issuances (assumed from Hobbs)(4)	637,795	2004 through 2007

(1)
In connection with acquisitions that we have made (excluding our acquisition of Hobbs), we will make guaranteed future issuances of shares of common stock with an aggregate value of $876,250. The number of shares to be issued will be based generally on the price of our common stock at the time of the particular payment. These payments will occur on various dates through 2004. Based on a stock price of $38.10 as of November 7, 2002, this amount would equal a total of 22,999 additional shares of our common stock.

(2)	In connection with acquisitions that we have made (excluding our acquisition of Hobbs), we will make contingent future issuances of shares of common stock with an aggregate value of up to a maximum of

$2,718,750. The ultimate value of these issuances will depend on the results of the businesses acquired over periods agreed at the time of the acquisitions. The number of shares to be issued will be based generally on the price of our common stock at the time of the particular contingent payment. These contingent payments will occur on various dates through 2004. Based on a stock price of $38.10 as of November 7, 2002, this amount would equal a maximum of 71,358 additional shares of our common stock.

(3)
In connection with our acquisition of Hobbs, we will make contingent future issuances of shares of common stock with an aggregate value of up to a maximum of $74,968,750. Of this amount, a maximum of $25,000,000 is based on a price per share of $37.41 and a maximum of $49,968,750 will be based on a price per share for a period immediately prior to the end of the year to which the contingent payment relates, which will occur in 2003 or on a deferred basis in 2004, depending on the future earnings of Hobbs. Based on a stock price of $38.10 as of November 7, 2002, these amounts would equal, in the aggregate, a maximum of 1,979,708 additional shares of our common stock.

(4)
When we acquired Hobbs, we assumed certain contingent payments for acquisitions made by Hobbs. These contingent payments do not have maximum limits, but we currently anticipate that these payments will include contingent future issuances of shares of common stock with an aggregate value of approximately $24,300,000. The number of shares to be issued will be based on the conditions of the particular contingency and the price of our common stock for a period immediately prior to the issuance date for a particular contingent payment. These contingent payments will occur on various dates through 2007. Based on a stock price of $38.10 as of November 7, 2002, this amount would equal 637,795 additional shares of our common stock.

Our commitments in connection with certain of our and Hobbs’ past acquisitions also include commitments to make cash payments. For more information on our past acquisitions, see “Note K — Acquisitions” of Notes to Consolidated Financial Statements for the year ended December 31, 2001 and “Note E — Acquisitions” of Notes to Consolidated Financial Statements for the period ended June 30, 2002.

Approximately 3,647,725 shares of common stock are held by persons who may be deemed to be our “affiliates” under the Securities Act and may be resold by them only in transactions registered under the Securities Act or permitted by the provisions of Rule 144. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers, directors and principal shareholders.

In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, that number of shares that does not exceed the greater of one percent of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in brokers’ transactions, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

The availability of shares for sale or actual sales under Rule 144, under an effective registration statement under the Securities Act or otherwise, may have an adverse effect on the market price of our common stock. Sales under an effective registration statement or under Rule 144 or otherwise also could impair our ability to market additional equity securities.

PLAN OF DISTRIBUTION

This prospectus relates to up to 3,150,000 shares of our common stock beneficially owned by Phoenix, through one of its subsidiaries, that Phoenix may be required to deliver to the holders of purchase contracts that Phoenix is offering in a concurrent offering by means of a separate prospectus. Under the terms of the purchase contracts, Phoenix will have an obligation to deliver on November 13, 2005, which is the settlement date for the purchase contracts, a maximum of 3,150,000 shares of our common stock, subject to anti-dilution adjustments provided in the purchase contracts. We have been advised by Phoenix that it may deliver shares of our common stock at an earlier date if this delivery obligation is accelerated following an event of default.

To the extent that the underwriters in the offering of purchase contracts exercise their over-allotment option, this prospectus will relate to an additional 472,500 shares of our common stock.

We have been advised by Phoenix that, on the settlement date, Phoenix will deliver to the holders of the purchase contracts a number of shares of our common stock based on the average of the volume weighted average daily price of all trades of our common stock on the NYSE on each of the 20 consecutive trading days ending on the third trading day immediately preceding the scheduled settlement date, pursuant to the terms of the purchase contracts.

We have been further advised by Phoenix that it will pledge, subject to certain rights of substitution that Phoenix has, to the holders of the purchase contracts the number of shares of our common stock that is equal to the maximum number of shares of our common stock that Phoenix may be obligated to deliver to all holders of the purchase contracts on the settlement date. This pledge will secure Phoenix’s delivery obligations under the purchase contracts.

In connection with Phoenix’s offering of the purchase contracts and the combined offering of our common stock by us and Phoenix, we, each of our directors and executive officers and Phoenix have agreed that in the 90 days from the date of this prospectus they will not, without the prior written consent of the representatives, and Phoenix has further agreed with us that in the nine months from the date of this prospectus they will not, without our prior written consent:

•
directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or file any registration statement with respect to the foregoing; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of shares of our common stock whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of our common stock in the combined offering of our common stock by us and Phoenix;

•	Phoenix’s issuance and sale of purchase contracts in the concurrent offering pursuant to a separate prospectus and the pledge and delivery of our common stock pursuant to the stock purchase contracts;

•	our issuance of any of our common stock or other securities pursuant to stock option or other benefit plans maintained for our directors, officers or employees;

•	bona fide gifts of up to 15,000 shares of our common stock by our directors and executive officers, in the aggregate, to parties that agree to be bound by the above restrictions;

•	our issuance of our common stock upon the conversion, exchange or exercise of any of our securities outstanding on the date of this prospectus;

•	transactions by any person other than us or Phoenix relating to our common stock or other securities acquired in open market transactions after the completion of the offerings;

•	our issuance of any of our common stock or other securities in connection with mergers, acquisitions and similar transactions; and

•	transactions by certain of Phoenix’s investment management and advisory subsidiaries acting in the ordinary course of their business.
We estimate that our portion of the total expenses of this offering will be approximately $138,225.

As shares of our common stock are deliverable to the holders of the purchase contracts under their terms, we have agreed to enter into an underwriting agreement with Phoenix and the underwriters of Phoenix’s offering of purchase contracts. Under that agreement, we have agreed to indemnify those underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities, insofar as those liabilities arise solely from this prospectus.

In connection with Phoenix’s offering of purchase contracts, Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of the underwriters of that offering may purchase and sell the purchase contracts or shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales in excess of the number of purchase contracts to be purchased by the underwriters in that offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of purchase contracts represented by the underwriters’ over-allotment option. In determining the source of purchase contracts to close out the covered syndicate short position, the underwriters of Phoenix’s offering of purchase contracts will consider, among other things, the price of purchase contracts available for purchase in the open market as compared to the price at which they may purchase purchase contracts through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of purchase contracts in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing purchase contracts in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the purchase contracts or shares of our common stock in the open market after pricing that will adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of purchase contracts or shares of our common stock in the open market while this offering is in progress.

In connection with Phoenix’s offering of purchase contracts, Merrill Lynch, Pierce, Fenner and Smith Incorporated, or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the purchase contracts or our common stock at a level higher than that which might otherwise prevail for a limited period after the issue date of the purchase contracts. Such stabilizing, if commenced, may be discontinued at any time.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the purchase contracts originally sold by that syndicate member are repurchased to cover syndicate short positions or in making stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the purchase contracts or our common stock. They may also cause the price of the purchase contracts or our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters in Phoenix’s offering of purchase contracts and their affiliates have performed investment banking, commercial lending and advisory services for us and Phoenix from time to time for which they have received customary fees and expenses. Banc of America Securities LLC, one of the underwriters in Phoenix’s offering of purchase contracts, or its affiliates, has performed certain services, including as lender, under our credit facility and acted as advisor to Hobbs in our acquisition of Hobbs. In addition, some of the underwriters in

Phoenix’s offering of purchase contracts are also acting as underwriters in the combined offering of our common stock by us and Phoenix. These underwriters may, from time to time, engage in transactions with and perform services for us and Phoenix in the ordinary course of their business.

Some of the underwriters in Phoenix’s offering of purchase contracts may be facilitating an internet distribution of that offering to certain of their internet subscription customers. The underwriters may allocate a limited number of purchase contracts for sale to their online brokerage customers. An electronic version of this prospectus may be available on the web site maintained by those underwriters. Other than this prospectus in electronic format, the information on the web sites is not part of this prospectus.

LEGAL MATTERS

Williams Mullen, A Professional Corporation, Richmond, Virginia, our counsel, will pass upon the validity of the shares of our common stock to be issued by us through this prospectus. Julious P. Smith, Jr., a principal in Williams Mullen, is a member of our board of directors and beneficially owns an aggregate of 23,626 shares of our common stock as of October 15, 2002. Other attorneys of that firm beneficially owned an aggregate of approximately 2,544 shares of common stock as of that date.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which we have incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing. We have also included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the combined financial statements of Hobbs Group, LLC at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in our Current Report on Form 8-K dated July 1, 2002, as set forth in their report, which we have incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of Hobbs Group, LLC are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing. We have also included the Hobbs Group, LLC combined financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

This prospectus incorporates by reference important business and financial information that we file with the SEC and that we are not including in or delivering with this prospectus. As the SEC allows, incorporated documents are considered part of this prospectus, and we can disclose important information to you by referring you to those documents.

We incorporate by reference the documents listed below, which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001;

•	Those portions of our 2001 Annual Report to Shareholders and Proxy Statement for the Annual Meeting of Shareholders held on May 7, 2002 that have been incorporated by reference into our Form 10-K;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2002 and June 30, 2002;

•	Our Current Reports on Form 8-K dated May 13, 2002 and July 1, 2002; and

•	The description of our common stock as set forth in our Current Report on Form 8-K dated January 23, 2001.

We also incorporate by reference all documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering. Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:

Walter L. Smith, Esquire
Senior Vice President and General Counsel
Hilb, Rogal and Hamilton Company
4951 Lake Brook Drive, Suite 500
Glen Allen, Virginia 23060
Telephone: (804) 747-6500
Facsimile: (804) 747-6046

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

Our common stock is listed on the New York Stock Exchange under the symbol “HRH.” Our reports, proxy statements and other information may also be reviewed at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facilities of the SEC at the addresses set forth above.

INDEX TO FINANCIAL STATEMENTS

HILB, ROGAL AND HAMILTON COMPANY

Consolidated Balance Sheet, June 30, 2002 (unaudited) and December 31, 2001	F-2
Statement of Consolidated Income, Six Months Ended June 30, 2002 and 2001 (unaudited)	F-3
Statement of Consolidated Shareholders’ Equity, Six Months Ended June 30,2002 and 2001 (unaudited)	F-4
Statement of Consolidated Cash Flows, Six Months Ended June 30, 2002 and 2001 (unaudited)	F-5
Notes to Consolidated Interim Financial Statements (unaudited)	F-6
Report of Independent Auditors	F-10
Consolidated Balance Sheet, December 31, 2001 and 2000	F-11
Statement of Consolidated Income, Years Ended December 31, 2001, 2000 and 1999	F-12
Statement of Consolidated Shareholders’ Equity, Years Ended December 31, 2001, 2000 and 1999	F-13
Statement of Consolidated Cash Flows, Years Ended December 31, 2001, 2000 and 1999	F-14
Notes to Consolidated Financial Statements	F-15

HOBBS GROUP, LLC

Combined Balance Sheets, June 30, 2002 (unaudited) and December 31, 2001	F-28
Combined Statements of Operations, Six Months Ended June 30, 2002 and 2001 (unaudited)	F-29
Combined Statements of Cash Flows, Six Months Ended June 30, 2002 and 2001 (unaudited)	F-30
Notes to Combined Interim Financial Statements (unaudited)	F-31
Report of Independent Auditors	F-34
Combined Balance Sheets, December 31, 2001 and 2000	F-35
Combined Statements of Operations, Years Ended December 31, 2001, 2000 and 1999	F-36
Combined Statements of Changes in Shareholders’ Equity (Deficit), Years Ended December 31, 2001, 2000 and 1999	F-37
Combined Statements of Cash Flows, Years Ended December 31, 2001, 2000 and 1999	F-38
Notes to Combined Financial Statements	F-39

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2002	December 31, 2001
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$59,139,354	$51,580,095
Investments	2,387,137	3,499,421
Receivables:
Premiums and commissions, less allowance for doubtful accounts of $3,540,071 and $3,374,285, respectively	118,107,312	116,219,367
Other	23,795,498	17,672,780

	141,902,810	133,892,147
Prepaid expenses and other current assets	8,500,969	8,435,944

TOTAL CURRENT ASSETS	211,930,270	197,407,607

INVESTMENTS	1,179,284	1,335,798

PROPERTY AND EQUIPMENT, NET	18,162,909	19,484,705

GOODWILL	301,434,047	286,554,839
OTHER INTANGIBLE ASSETS	33,606,884	33,516,884
Less accumulated amortization	54,754,117	53,821,407

	280,286,814	266,250,316
OTHER ASSETS	9,180,755	9,764,122

	$520,740,032	$494,242,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Premiums payable to insurance companies	$172,698,354	$169,501,575
Accounts payable	7,865,561	7,303,804
Accrued expenses	18,067,235	20,302,435
Premium deposits and credits due customers	28,125,801	20,940,410
Current portion of long-term debt	5,604,780	6,996,423

TOTAL CURRENT LIABILITIES	232,361,731	225,044,647

LONG-TERM DEBT	103,270,821	114,443,224

OTHER LONG-TERM LIABILITIES	12,943,973	11,953,338

SHAREHOLDERS’ EQUITY
Common Stock, no par value; authorized 50,000,000 shares; outstanding 28,591,280 and 28,310,568 shares, respectively	58,084,333	55,542,485
Retained earnings	115,170,830	88,604,274
Accumulated other comprehensive income (loss):
Unrealized loss on derivative contracts, net of deferred tax benefit of $914,000 and $955,000, respectively	(1,370,530)	(1,433,296)
Other	278,874	87,876

	172,163,507	142,801,339

	$520,740,032	$494,242,548

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME
(UNAUDITED)

	Six Months Ended
	June 30, 2002	June 30, 2001
Revenues
Commissions and fees	$193,387,386	$151,305,181
Investment income	973,628	1,296,387
Other	1,210,060	3,099,774

	195,571,074	155,701,342
Operating expenses
Compensation and employee benefits	106,053,719	85,523,913
Other operating expenses	34,555,565	28,414,966
Depreciation	3,440,443	3,020,344
Amortization of intangibles	1,084,598	6,770,602
Interest expense	3,702,610	4,659,571

	148,836,935	128,389,396

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	46,734,139	27,311,946

Income taxes	19,048,411	11,744,137

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	27,685,728	15,567,809

Cumulative effect of accounting change, net of tax	3,944,484	—

NET INCOME	$31,630,212	$15,567,809

Net Income Per Share — Basic:
Income before cumulative effect of accounting change	$0.98	$0.58
Cumulative effect of accounting change, net of tax	0.14	—

Net income	$1.12	$0.58

Net Income Per Share — Assuming Dilution:
Income before cumulative effect of accounting change	$0.88	$0.53
Cumulative effect of accounting change, net of tax	0.12	—

Net income	$1.00	$0.53

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(UNAUDITED)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2002	$55,542,485	$88,604,274	$(1,345,420)
Issuance of 280,712 shares of Common Stock	2,541,848
Payment of dividends ($.1775 per share)		(5,063,656)
Net income		31,630,212
Derivative gain arising during 2002, net of tax			62,766
Other			190,998

Balance at June 30, 2002	$58,084,333	$115,170,830	$(1,091,656)

Balance at January 1, 2001	$22,361,312	$65,860,654	$—
Issuance of 619,958 shares of Common Stock	9,647,864
Payment of dividends ($.1725 per share)		(4,663,613)
Net income		15,567,809
Cumulative effect of accounting change related to derivatives, net of tax			(516,600)
Derivative loss arising during 2001, net of tax			(342,994)

Balance at June 30, 2001	$32,009,176	$76,764,850	$(859,594)

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	Six Months Ended
	June 30, 2002	June 30, 2001
OPERATING ACTIVITIES
Net income	$31,630,212	$15,567,809
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	(3,944,484)	—
Depreciation	3,440,443	3,020,344
Amortization of intangible assets	1,084,598	6,770,602

Net income plus amortization, depreciation and cumulative effect of accounting change, net of tax	32,210,769	25,358,755
Provision for losses on accounts receivable	584,252	447,709
Provision for deferred income taxes	1,913,655	—
(Gain) loss on sale of assets	209,498	(2,622,580)
Changes in operating assets and liabilities net of effects from insurance agency acquisitions and dispositions:
(Increase) decrease in accounts receivable	(1,972,808)	7,730,400
(Increase) decrease in prepaid expenses	(274,074)	1,060,273
Increase (decrease) in premiums payable to insurance companies	1,377,091	(2,856,059)
Increase in premium deposits and credits due customers	7,174,391	3,836,702
Increase in accounts payable	357,267	133,337
Decrease in accrued expense	(2,621,379)	(5,973,169)
Other operating activities	(2,598,126)	1,840,332

NET CASH PROVIDED BY OPERATING ACTIVITIES	36,360,536	28,955,700
INVESTING ACTIVITIES
Proceeds from maturities of held-to-maturity investments	1,879,064	357,867
Purchase of investments	(589,756)	(321,465)
Purchase of property and equipment	(2,314,310)	(2,752,960)
Purchase of insurance agencies, net of cash acquired	(11,890,811)	(19,270,964)
Proceeds from sale of assets	475,329	4,285,672
Other investing activities	192,005	(134,622)

NET CASH USED IN INVESTING ACTIVITIES	(12,248,479)	(17,836,472)
FINANCING ACTIVITIES
Proceeds from long-term debt	—	25,235,950
Principal payments on long-term debt	(12,851,039)	(9,868,330)
Proceeds from issuance of Common Stock	1,361,897	1,873,823
Dividends	(5,063,656)	(4,663,614)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(16,552,798)	12,577,829

INCREASE IN CASH AND CASH EQUIVALENTS	7,559,259	23,697,057
Cash and cash equivalents at beginning of period	51,580,095	28,880,784

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$59,139,354	$52,577,841

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A — BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Hilb, Rogal and Hamilton Company (the Company) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Form 10-K for the year ended December 31, 2001.

Certain amounts for the prior period have been reclassified to conform to current year presentation.

NOTE B — CHANGES IN ACCOUNTING METHOD

Effective January 1, 2002, the Company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry. Management believes that this new methodology is preferable and that it better matches the income with the related expenses. For the six months ended June 30, 2002, the effect of this change was to increase net income by $5.5 million ($0.17 per share), which included the cumulative effect adjustment of $3.9 million ($0.12 per share), net of income taxes of $2.6 million. No prior period pro forma amounts have been presented to reflect the effect of retroactive application of the change as it is not practical for the Company to compute prior period pro forma amounts due to the lack of prior period data.

NOTE C — INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (Statement 141), and No. 142, “Goodwill and Other Intangible Assets” (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives. The Company adopted Statement 142 effective January 1, 2002.

The Company has tested goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company completed the first of the required impairment tests of goodwill as of January 1, 2002. No impairment charge resulted from this test.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

The following table provides a reconciliation of the June 30, 2002 and 2001 reported net income to adjusted net income had Statement 142 been applied as of January 1, 2001.

	For Six Months Ended June 30,
	2002	2001
Net Income — as reported	$31,630,212	$15,567,809
Goodwill amortization, net of tax	—	4,068,554

Adjusted net income	$31,630,212	$19,636,363

Net Income Per Share — Basic:
Net income — as reported	$1.12	$0.58
Goodwill amortization, net of tax	—	0.15

Adjusted net income	$1.12	$0.73

Net Income Per Share — Assuming Dilution:
Net income — as reported	$1.00	$0.53
Goodwill amortization, net of tax	—	0.13

Adjusted net income	$1.00	$0.66

Intangible assets consist of the following:

	As of June 30, 2002		As of December 31, 2001
	Gross Carrying Accumulated		Gross Carrying Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Expiration rights	$4,950,000	$4,623,000	$5,085,000	$4,601,000
Non-compete agreements	28,157,000	7,055,000	27,932,000	6,138,000
Tradename	500,000	63,000	500,000	53,000

Total	$33,607,000	$11,741,000	$33,517,000	$10,792,000

Indefinite-lived intangible assets:
Goodwill, net	$258,421,000		$243,526,000

Aggregate amortization expense for the six months ended June 30, 2002 and 2001 was $1,085,000 and $6,771,000, respectively.

Estimated amortization expense:
For year ended December 31, 2002	$2,187,000
For year ended December 31, 2003	1,965,000
For year ended December 31, 2004	1,857,000
For year ended December 31, 2005	1,801,000
For year ended December 31, 2006	1,791,000
For year ended December 31, 2007	1,789,000

The changes in the net carrying amount of goodwill for the six months ended June 30, 2002, are as follows:

Balance as of December 31, 2001	$243,526,000
Goodwill acquired	15,037,000
Goodwill disposed	(142,000)

Balance as of June 30, 2002	$258,421,000

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

NOTE D — INCOME TAXES

Deferred taxes result from temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s effective rate varies from the statutory rate primarily due to state income taxes and non-deductible amortization.

NOTE E — ACQUISITIONS

During the first six months of 2002, the Company acquired certain assets and liabilities of four insurance agencies for approximately $8,473,000 ($7,986,000 in cash and $487,000 in guaranteed future payments) in purchase accounting transactions. The purchase price may be increased based on agency profitability per the contracts. These acquisitions are not material to the consolidated financial statements individually or in aggregate.

NOTE F — SALE OF ASSETS AND OTHER GAINS

During the six months ended June 30, 2002 and 2001, the Company sold certain insurance accounts and other assets resulting in a loss of approximately $209,000 and a gain of $2,623,000, respectively, including a $206,000 loss and a $2,584,000 gain during the second quarters of 2002 and 2001, respectively. Revenues, expenses and assets related to these dispositions were not material to the consolidated financial statements.

NOTE G — NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share.

	Six Months Ended
	June 30, 2002	June 30, 2001
Numerator for basic net income per share — net income	$31,630,211	$15,567,809
Effect of dilutive securities:
5.25% convertible debenture	545,178	542,134

Numerator for dilutive net income per share — net income available after assumed conversions	$32,175,389	$16,109,943

Denominator
Weighted average shares	28,188,886	26,724,312
Effect of guaranteed future shares to be issued in connection with agency acquisitions	32,387	49,372

Denominator for basic net income per share	28,221,273	26,773,684
Effect of dilutive securities:
Employee stock options	1,045,016	709,104
Employee non-vested stock	158,434	87,902
Contingent stock — acquisitions	29,869	24,152
5.25% convertible debenture	2,813,187	2,813,186

Dilutive potential common shares	4,046,506	3,634,344

Denominator for diluted net income per share — adjusted weighted average shares and assumed conversions	32,267,779	30,408,028

Net Income Per Share:
Basic	$1.12	$0.58

Assuming Dilution	$1.00	$0.53

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

NOTE H — SUBSEQUENT EVENT

On July 1, 2002 the Company acquired all of the issued and outstanding membership interest units of Hobbs Group, LLC (“Hobbs”) other than those owned by Hobbs IRA Corp. (“HIRAC”), and all of the issued and outstanding capital stock of HIRAC pursuant to a Purchase Agreement, dated May 10, 2002, by and among the Company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC.

This acquisition allows the Company to expand its capabilities in the upper middle-market. In addition, Hobbs will provide the Company with additional market presence and expertise in the employee benefits services area and an entrance into executive benefits. Hobbs will also bring increased depth to the geographic reach of the Company’s existing national platform.

The amount the Company paid in connection with the acquisition consisted of approximately $114.2 million in cash, which included the Company’s assumption and retirement of certain debt of Hobbs, and the issuance to the members of Hobbs (other than HIRAC) and the shareholders of HIRAC of an aggregate of 719,729 shares of the Company’s common stock (“Common Stock”). In addition, the Company has agreed to pay up to approximately $101.9 million in cash and shares of Common Stock contingent on Hobbs’ achieving certain financial performance goals within the next two years. The Company has further agreed to assume and satisfy certain existing earn-out and deferred compensation obligations of Hobbs from Hobbs’ prior acquisitions estimated to approximate a net present value of $30 million.

The Company’s statement of consolidated income does not include any results of operations from Hobbs as the acquisition was consummated on July 1, 2002. The following unaudited pro forma results of operations of the Company give effect to the acquisition of Hobbs as though the transaction had occurred on January 1, 2002 and 2001, respectively.

	Six Months Ended
	June 30,
	2002	2001
Total Revenues	$246,516,000	$200,284,000
Income before cumulative effect of accounting change and extraordinary item	$30,146,000	$18,117,000

Net Income	$33,680,000	$18,117,000

Income per share before cumulative effect of accounting change and extraordinary item:
Basic	$1.04	$0.66

Assuming Dilution	$0.93	$0.60

Net Income Per Share:
Basic	$1.16	$0.66

Assuming Dilution	$1.04	$0.60

The pro forma results for the six months ended June 30, 2002 include an extraordinary loss of $0.4 million related to Hobbs’ debt extinguishment.

In addition, on July 1, 2002, the Company entered into a Second Amended and Restated Credit Agreement (the Amended Credit Agreement), dated as of July 1, 2002. The Amended Credit Agreement amends and restates an Amended and Restated Credit Agreement, dated as of April 6, 2001, and provides for a credit facility of up to an aggregate of $290.0 million. In particular, the Amended Credit Agreement maintains the availability to the Company of a revolving credit facility in the aggregate principal amount of $100.0 million and a term loan facility with an aggregate principal amount of $190.0 million. Pursuant to the Amended Credit Agreement, the increased term loan facility was made available to finance the cash payment in connection with the Hobbs acquisition and for working capital and general corporate purposes.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company

We have audited the accompanying consolidated balance sheets of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note B to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities and, in 2000 changed its method of accounting for policy cancellations.

/s/ Ernst & Young LLP

Richmond, Virginia
February 13, 2002

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31
	2001	2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents, including $19,837,000 and $15,005,000, respectively, of restricted funds	$51,580,095	$28,880,784
Investments	3,499,421	2,127,404
Receivables:
Premiums, less allowance for doubtful accounts of $3,374,000 and $1,878,000, respectively	116,219,367	81,117,359
Other	17,672,780	12,883,269

	133,892,147	94,000,628
Prepaid expenses and other current assets	8,435,944	6,469,289

TOTAL CURRENT ASSETS	197,407,607	131,478,105

INVESTMENTS	1,335,798	1,653,775

PROPERTY AND EQUIPMENT, NET	19,484,705	16,495,033

INTANGIBLE ASSETS	325,130,299	243,025,280
Less accumulated amortization	53,821,407	46,366,851

	271,308,892	196,658,429
Other Assets	9,764,122	7,085,521

	$499,301,124	$353,370,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Premiums payable to insurance companies	$169,501,575	$110,399,098
Accounts payable	7,303,804	5,458,152
Accrued expenses	20,302,435	13,606,919
Premium deposits and credits due customers	20,940,410	15,980,901
Current portion of long-term debt	6,996,423	5,555,940

TOTAL CURRENT LIABILITIES	225,044,647	151,001,010

LONG-TERM DEBT	114,443,224	103,113,474

OTHER LONG-TERM LIABILITIES	17,011,914	11,034,413

SHAREHOLDERS’ EQUITY
Common Stock, no par value; authorized 50,000,000 shares; outstanding 28,310,568 and 26,560,936 shares, respectively	55,542,485	22,361,312
Retained earnings	88,604,274	65,860,654
Accumulated other comprehensive income (loss):
Unrealized loss on derivative contracts, net of deferred tax benefit of $955,000	(1,433,296)	—
Other	87,876	—

	142,801,339	88,221,966

	$499,301,124	$353,370,863

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME
	Year Ended December 31
	2001	2000	1999
Revenues
Commissions and fees	$323,078,357	$256,366,197	$219,293,008
Investment income	2,584,600	2,625,818	2,045,596
Other	4,604,383	3,126,959	5,887,335

	330,267,340	262,118,974	227,225,939
Operating expenses
Compensation and employee benefits	182,397,310	146,441,626	125,576,664
Other operating expenses	68,210,873	55,521,582	49,500,824
Amortization of intangibles	13,867,645	12,239,177	10,690,269
Interest expense	9,061,585	8,179,390	6,489,645
Integration costs	—	—	1,900,000

	273,537,413	222,381,775	194,157,402

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	56,729,927	39,737,199	33,068,537
Income Taxes	24,381,412	17,610,032	13,582,740

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	32,348,515	22,127,167	19,485,797
Cumulative effect of accounting change, net of tax	—	(325,000)	—

NET INCOME	$32,348,515	$21,802,167	$19,485,797

Net Income Per Share — Basic:
Income before cumulative effect of accounting change	$1.18	$0.84	$0.76
Cumulative effect of accounting change, net of tax	—	(0.01)	—

Net income	$1.18	$0.83	$0.76

Net Income Per Share — Assuming Dilution:
Income before cumulative effect of accounting change	$1.07	$0.78	$0.72
Cumulative effect of accounting change, net of tax	—	(0.01)	—

Net income	$1.07	$0.77	$0.72

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 1999	$3,831,208	$41,879,167	$—
Issuance of 2,424,532 shares of Common Stock	20,334,046
Purchase of 541,400 shares of Common Stock	(6,216,542)
Income tax benefit from exercise of stock options	300,000
Payment of dividends ($.3275 per share)		(8,437,900)
Net income		19,485,797

Balance at December 31, 1999	18,248,712	52,927,064	—
Issuance of 705,986 shares of Common Stock	6,741,497
Purchase of 263,006 shares of Common Stock	(3,862,736)
Income tax benefit from exercise of stock options	1,233,839
Payment of dividends ($.3375 per share)		(8,868,577)
Net income		21,802,167

Balance at December 31, 2000	22,361,312	65,860,654	—
Issuance of 1,759,632 shares of Common Stock	32,131,149
Purchase of 10,000 shares of Common Stock	(211,080)
Income tax benefit from exercise of stock options	1,261,104
Payment of dividends ($.3475 per share)		(9,604,895)
Unrealized loss on derivative contracts, net of deferred tax benefit of $955,000			(1,433,296)
Other			87,876
Net income		32,348,515

Balance at December 31, 2001	$55,542,485	$88,604,274	$(1,345,420)

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED CASH FLOWS

	Year Ended December 31
	2001	2000	1999
OPERATING ACTIVITIES
Net income	$32,348,515	$21,802,167	$19,485,797
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	—	325,000	—
Amortization of intangible assets	13,867,645	12,239,177	10,690,269
Depreciation and amortization	6,116,098	5,356,583	4,501,081

Net income plus amortization, depreciation and cumulative effect of accounting change, net of tax	52,332,258	39,722,927	34,677,147
Provision for losses on receivables	2,118,935	1,307,232	402,226
Provision for deferred income taxes	599,795	112,505	972,342
Gain on sale of assets	(2,708,506)	(1,843,686)	(4,906,173)
Income tax benefit from exercise of stock options	1,261,104	1,233,839	300,000
Changes in operating assets and liabilities net of effects from insurance agency acquisitions and dispositions:
(Increase) decrease in accounts receivable	(20,121,512)	(15,806,134)	11,372,878
(Increase) decrease in prepaid expenses	(336,731)	3,712,165	(4,014,117)
Increase (decrease) in premiums payable to insurance companies	15,483,045	16,552,601	(27,232,583)
Increase in premium deposits and credits due customers	4,831,511	835,810	7,278,076
(Decrease) increase in accounts payable	(1,264,622)	(935,314)	2,958,551
Increase (decrease) in accrued expenses	5,998,257	1,458,384	(7,039,304)
Other	3,945,790	1,470,897	2,802,707

NET CASH PROVIDED BY OPERATING ACTIVITIES	62,139,324	47,821,226	17,571,750
INVESTING ACTIVITIES
Purchase of held-to-maturity investments	(587,973)	(92,233)	(2,116,165)
Proceeds from maturities and calls of held-to-maturity investments	1,127,992	1,011,755	3,867,344
Purchase of property and equipment	(5,633,007)	(7,513,583)	(6,587,055)
Purchase of insurance agencies, net of cash acquired	(34,947,824)	(21,832,643)	(33,681,000)
Proceeds from sale of assets	4,756,610	8,951,274	5,635,066
Other investing activities	(143,577)	(1,864,218)	(2,519,849)

NET CASH USED IN INVESTING ACTIVITIES	(35,427,779)	(21,339,648)	(35,401,659)
FINANCING ACTIVITIES
Proceeds from long-term debt	37,067,296	3,000,000	106,000,000
Principal payments on long-term debt	(34,435,662)	(13,701,450)	(73,976,681)
Repurchase of Common Stock	(211,080)	(3,583,986)	(6,216,542)
Dividends	(9,604,895)	(8,868,577)	(8,437,900)
Other financing activities	3,172,107	3,216,497	3,402,796

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(4,012,234)	(19,937,516)	20,771,673

INCREASE IN CASH AND CASH EQUIVALENTS	22,699,311	6,544,062	2,941,764
Cash and cash equivalents at beginning of year	28,880,784	22,336,722	19,394,958

CASH AND CASH EQUIVALENTS AT END OF YEAR	$51,580,095	$28,880,784	$22,336,722

See notes to consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

Hilb, Rogal and Hamilton Company (the Company), a Virginia corporation, operates as a network of wholly-owned subsidiary insurance agencies located in 23 states. Its principal activity is the performance of retail insurance services which involves placing various types of insurance, including property, casualty, employee benefits and other areas of specialized exposure with insurance underwriters on behalf of its clients.

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:    The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues:    Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. The Company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium adjustments are recorded as they occur. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received which, in many cases, is the Company’s first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission. Commissions on premiums billed directly by insurance carriers usually represent a large number of relatively small transactions. Since these amounts are billed directly by the carrier, determination of the renewal is difficult to predict. Accordingly, revenue cannot be estimated until receipt of commission and the accompanying policy detail is received from the carrier. The Company continues to review its practices with respect to premiums billed by insurance carriers and may make revisions in the future as changes in facts or availability of information occur. Service fee revenue is recorded on a pro rata basis as the services are provided. Service fee revenue typically relates to claims management and loss control services, program administration and workers’ compensation consultative services which are provided over a period of time, typically one year. Carrier overrides are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are paid as a percentage of certain classes of business written with the specific underwriter and are recorded as earned. Investment income is recorded as earned. The Company’s investment policy provides for the investment of premiums between the time they are collected from the client and remitted (net of commission) to the underwriter. Typically, premiums are due to the underwriters 45 days after the end of the month in which the policy renews. This investment activity is part of our normal operations and accordingly investment income earned is reported in operating income.

Cash Equivalents:    The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.

Investments:    Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Held-to-maturity securities are stated at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest and dividends are included in investment income. Realized gains and losses and declines in value judged to be other than temporary are included in investment income.

Marketable debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. Amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Property and Equipment:    Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 4 to 7 years for equipment). Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.

Intangible Assets:    Intangible assets arising from acquisitions accounted for as purchases principally represent the excess of costs over the fair value of net assets acquired and are being amortized on a straight-line basis over periods ranging up to 40 years. The weighted average life of the intangible assets is 21.1 years and 20.4 years as of December 31, 2001 and 2000, respectively. The carrying value of the Company’s intangible assets is periodically reviewed to determine that there are no conditions which exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

Accounting for Stock-Based Compensation:    The Company continues to account for its employee stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25).

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (Statement 123), established accounting and disclosure requirements using a fair value based method of accounting for employee stock options. The pro forma disclosures of the effect of applying the fair value method to the Company’s employee stock options required by Statement 123 have been included in Note I to the financial statements.

Fair Value of Financial Instruments:    The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses and long-term debt approximate those assets’ and liabilities’ fair values. Fair values for investment securities and interest rate swaps are based on quoted market prices of comparable instruments, or if none are available, on third party pricing models or formulas using current assumptions and are disclosed in Notes C and E, respectively.

Derivatives:    Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (Statement 133) as amended by Statement 138 “Accounting for Derivative Instruments and Certain Hedging Activities” (see Note B). Statement 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between the fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

The Company’s use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding debt. These interest rate swaps are designated as cash flow hedges and are structured so that there would be no ineffectiveness.

The effective portion of the change in value of the interest rate swaps is reported as a component of the Company’s OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. The remaining change in value of the interest rate swaps (i.e., the ineffective portion) in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the Company’s current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company’s current earnings during the period of change. Derivative instruments are carried at fair value on the balance sheet in the applicable line item other assets or other long-term liabilities.

Prior to the adoption of Statement 133, the Company used the accrual method to account for all interest rate swap agreements and all amounts which were due to or from counterparties were recorded as an adjustment to interest expense in the periods in which they were accrued.

Termination of an interest rate swap agreement would result in the amount previously recorded in OCI being reclassified to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a debt obligation, any amounts in OCI related to designated hedge transactions of the extinguished debt would be reclassified to earnings coincident with the extinguishment .

Income Taxes:    The Company files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

Accounting Pronouncements:    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (Statement 141), and No. 142, “Goodwill and Other Intangible Assets” (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combination initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives.

The Company will apply Statement 142 on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. In accordance with Statement 142, the Company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. Based on the Company’s current analysis, the 2002 nonamortization impact of goodwill related to acquisitions consummated prior to June 30, 2001, will result in an increase in after tax net income of approximately $8.4 million. This impact includes a reduction of approximately $11.4 million in amortization expense offset by the elimination of the related tax

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefits. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002, in the first six months of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company does not anticipate these tests will have a material impact on the earnings or financial position of the Company.

Stock Split:    On November 8, 2001, the Board of Directors of the Company approved a 2-for-1 Common Stock split effected in the form of a 100% share dividend. The distribution of the additional shares was made on December 31, 2001, to shareholders of record as of December 14, 2001. References in the consolidated financial statements to common shares, share prices and per share amounts have been restated to reflect the stock split for all periods presented.

NOTE B — CHANGES IN METHODS OF ACCOUNTING

Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (Statement 133). Statement 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value (see Note A). At adoption, the Company’s use of derivative instruments was limited to interest rate swaps used to modify characteristics for a portion of its outstanding debt. These interest rate swaps were designated as cash flow hedges. At adoption, the interest rate swaps were recorded at fair value and resulted in a cumulative effect accounting change that had no impact on net income and an after-tax net decrease to OCI of $517,000.

In accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” effective January 1, 2000, the Company changed its method of accounting for cancellation of customer insurance policies. Previously, the Company did not record a reserve for such cancellations. Under the new method of accounting adopted retroactive to January 1, 2000, the Company now records a reserve for such cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $325,000 (net of income taxes of $225,000), for the year ended December 31, 2000. The Company periodically reviews the adequacy of the allowance and adjusts it as necessary. Based on the analysis, the allowance as of December 31, 2001 and December 31, 2000 was $765,000 and $580,000, respectively. For the year ended December 31, 2001, the net increase in the cancellation reserve was comprised of $130,000 in new reserves related to acquisitions and $55,000 from higher revenue levels.

NOTE C — INVESTMENTS

The following is a summary of held-to-maturity investments included in current and long-term assets on the consolidated balance sheet:

	Held-to-Maturity Investments
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001
Obligations of states and political subdivisions	$2,677,000	$27,000	$—	$2,704,000
Certificates of deposit and other	2,158,000	—	—	2,158,000

	$4,835,000	$27,000	$—	$4,862,000

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
	Held-to-Maturity Investments
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2000
Obligations of states and political subdivisions	$2,570,000	$7,000	$—	$2,577,000
Certificates of deposit and other	1,211,000	—	—	1,211,000

	$3,781,000	$7,000	$—	$3,788,000

The amortized cost and fair value of held-to-maturity investments at December 31, 2001, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Fair Value
Held-to-Maturity Investments
Due in one year	$3,499,000	$3,526,000
Due after one year through five years	1,336,000	1,336,000

	$4,835,000	$4,862,000

NOTE D — PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2001	2000
Furniture and equipment	$38,931,000	$34,687,000
Buildings and land	1,549,000	1,097,000
Leasehold improvements	5,291,000	4,368,000

	45,771,000	40,152,000
Less accumulated depreciation and amortization	26,286,000	23,657,000

	$19,485,000	$16,495,000

NOTE E — LONG-TERM DEBT

	2001	2000
Notes payable to banks, interest currently 3.19% to 3.38%	$78,319,000	$70,500,000
5.25% Convertible Subordinated Debentures due 2014, with a conversion price of $11.375, callable 2009	28,905,000	28,745,000
Installment notes payable primarily incurred in acquisitions of insurance agencies, 2.45% to 10.0%, due in various installments to 2005	14,215,000	9,425,000

	121,439,000	108,670,000
Less current portion	6,996,000	5,556,000

	$114,443,000	$103,114,000

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturities of long-term debt for the four years ending after December 31, 2002 are $4,449,000 in 2003, $80,016,000 in 2004, $320,000 in 2005 and $29,658,000 beyond 2006. At December 31, 2001, the Company had a term loan facility included in notes payable to banks with $16,688,000 due within one year classified as long-term debt in accordance with the Company’s intent and ability to refinance this obligation on a long-term basis under its revolving credit facility.

Interest paid was $8,902,000, $9,195,000 and $6,674,000 in 2001, 2000 and 1999, respectively.

On April 6, 2001, the Company signed the Amended and Restated Credit Agreement with seven banks that allows for borrowings of up to $160,000,000 consisting of a $100,000,000 revolving credit facility and a $60,000,000 term loan facility, both of which bear interest at variable rates. The term portion of the facility is payable quarterly beginning June 30, 2001 with the final payment due June 30, 2004. The revolving credit facility is due on June 30, 2004. At December 31, 2001, $78,319,000 was borrowed under this agreement. This credit agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, investments, payment of dividends and repurchase of Common Stock.

On June 17, 1999, the Company entered into two interest rate swap agreements with an original combined notional amount of $45,000,000. The combined notional amount of these interest rate swaps is reduced quarterly by $937,500 beginning September 30, 2000 through their maturity on June 30, 2004. The Company designated these interest rate swaps as cash flow hedges under Statement 133. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company’s credit facility. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the Company would be the counterparties’ inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The Company’s exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company’s requirement that the counterparties have a strong credit rating. The Company is exposed to market risk from changes in interest rates.

Under the Company’s interest rate swap agreements, the Company contracted with the counterparties to exchange the difference between the Company’s fixed pay rates of 6.43% and 6.46% and the counterparties’ variable LIBOR pay rate. At the end of the year, the variable rate was approximately 1.94% for each agreement. In connection with these interest rate swap agreements, the Company recorded an after-tax charge of $917,000 in other comprehensive income for 2001. There was no impact on net income due to ineffectiveness. The fair market value of the interest rate swaps at December 31, 2001 resulted in a liability of $2,389,000 which is included in other long-term liabilities.

NOTE F — RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors the HRH Retirement Savings Plan (the Retirement Savings Plan) which covers substantially all employees of the Company and its subsidiaries. The Retirement Savings Plan, which may be amended or terminated by the Company at any time, provides that the Company shall contribute to a trust fund such amounts as the Board of Directors shall determine subject to certain earnings restrictions as defined in the Retirement Savings Plan.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to merger with the Company, certain of the merged companies had separate profit sharing or benefit plans. These plans were terminated or frozen at the time of merger with the Company.

The total expense recorded under the Retirement Savings Plan for 2001, 2000 and 1999 was approximately $3,222,000, $2,413,000 and $2,075,000, respectively.

In addition, in January 1998, the Company amended and restated the Supplemental Executive Retirement Plan (the Plan) for key executives to convert the Plan from a defined benefit arrangement to a cash balance plan. Upon amendment of the Plan, benefits earned prior to 1998 were frozen. The Company continues to accrue interest and amortize prior service costs related to the benefits earned prior to January 1, 1998 under the Plan and recognized expense related to these items of $256,000, $261,000 and $241,000 in 2001, 2000 and 1999, respectively. The Plan, as amended, provides that beginning in 1998 the Plan participants shall be credited each year with an amount that is calculated by determining the total Company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual Company match and profit sharing contributions to such Plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the Company in 2001, 2000 and 1999 related to these Plan provisions amounted to $186,000, $140,000 and $108,000, respectively. At December 31, 2001 and 2000, the Company’s accrued liability for benefits under the Plan, including benefits earned prior to January 1, 1998 was $2,118,000 and $1,952,000, respectively, and is included in other long-term liabilities.

NOTE G — INCOME TAXES

The components of income taxes shown in the statement of consolidated income are as follows:

	2001	2000	1999
Current
Federal	$19,858,000	$14,457,000	$10,409,000
State	3,923,000	3,040,000	2,201,000

	23,781,000	17,497,000	12,610,000
Deferred
Federal	509,000	96,000	825,000
State	91,000	17,000	148,000

	600,000	113,000	973,000

	$24,381,000	$17,610,000	$13,583,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The effective income tax rate varied from the statutory federal income tax rate as follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax exempt investment income	(0.4)	(0.4)	(0.4)
State income taxes, net of federal tax benefit	4.6	5.0	4.6
Non-deductible goodwill amortization	2.4	2.4	2.2
Basis difference on sale of insurance accounts	0.1	1.2	(0.4)
Other	1.3	1.1	0.1

Effective income tax rate	43.0%	44.3%	41.1%

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes paid were $22,120,000, $11,968,000 and $15,346,000 in 2001, 2000 and 1999, respectively.

Significant components of the Company’s deferred tax liabilities and assets on the balance sheet are as follows:

	2001	2000
Deferred tax liabilities:
Intangible assets	$6,899,000	$5,999,000
Other	845,000	625,000

Total deferred tax liabilities	7,744,000	6,624,000
Deferred tax assets:
Deferred compensation	3,374,000	1,925,000
Bad debts	1,333,000	742,000
Accrued transaction costs	383,000	901,000
Deferred rent and income	1,409,000	1,443,000
Unrealized loss on derivative contracts	955,000	—
Other	1,269,000	1,053,000

Total deferred tax assets	8,723,000	6,064,000

Net deferred tax assets (liabilities)	$979,000	$(560,000)

NOTE H — LEASES

The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2011 and generally include escalation clauses for increases in lessors’ operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows:

2002	$15,761,000
2003	14,106,000
2004	11,596,000
2005	9,457,000
2006	6,747,000
Thereafter	10,457,000

$68,124,000

Rental expense for all operating leases amounted to $14,198,000 in 2001, $11,661,000 in 2000 and $10,225,000 in 1999. Included in rental expense for 2001, 2000 and 1999 is approximately $1,278,000, $436,000 and $429,000, respectively, which was paid to employees or related parties.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE I — SHAREHOLDERS’ EQUITY

The Company has adopted and the shareholders have approved the 2000 Stock Incentive Plan, the Non-employee Directors Stock Incentive Plan, the Hilb, Rogal and Hamilton Company 1989 Stock Plan and the 1986 Incentive Stock Option Plan, which provide for the granting of options to purchase up to an aggregate of approximately 2,893,000 and 2,800,000 shares of Common Stock as of December 31, 2001 and 2000, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	2,412,918	$7.77
Granted	182,200	10.62
Exercised	361,334	7.36
Expired	73,284	7.48

Outstanding at December 31, 1999	2,160,500	8.09
Granted	397,000	14.11
Exercised	344,588	7.53
Expired	36,910	9.53

Outstanding at December 31, 2000	2,176,002	9.25
Granted	587,000	19.58
Exercised	233,906	7.90
Expired	34,790	11.21

Outstanding at December 31, 2001	2,494,306	11.79

Exercisable at December 31, 2001	1,653,956	9.44
Exercisable at December 31, 2000	1,380,372	8.45
Exercisable at December 31, 1999	1,270,960	7.81

The following table summarized information about stock options outstanding at December 31, 2001:

Options Outstanding				Options Exercisable
Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$ 5.76 – 8.63	937,606	2.4	$7.58	937,606	$7.58
8.63 – 11.51	595,950	4.4	9.32	458,850	9.34
11.51 – 14.39	378,750	5.9	14.12	157,500	14.24
17.27 – 20.14	500,000	6.8	18.98	100,000	19.88
20.14 – 23.02	72,000	6.6	22.53	—	—
25.90 – 28.78	10,000	6.9	28.78	—	—

	2,494,306	4.4	$11.79	1,653,956	$9.44

There were 1,965,000 and 2,570,000 shares available for future grant under these plans as of December 31, 2001 and 2000, respectively.

No compensation expense related to these options is recognized in operations for 2001, 2000 or 1999.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2001, 2000 and 1999, the Company awarded 64,750, 178,640 and 11,000 shares, respectively, of restricted stock under the 2000 and 1989 Stock Plans with a weighted average fair value at the grant date of $16.16, $14.16 and $11.32 per share, respectively. These restricted shares vest ratably over a four year period beginning in the second year of continued employment. During 2001 and 2000, 1,740 and 4,800 shares, respectively, of restricted stock expired. Compensation expense related to these awards was $1,176,000, $725,000 and $17,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The following is provided solely in connection with disclosure requirements of Statement 123, “Accounting for Stock-Based Compensation.” If the Company had elected to recognize compensation cost related to its stock options in accordance with the provisions of Statement 123, pro forma net income and earnings per share would have been $31.1 million, $21.3 million and $18.9 million; and $1.13 ($1.03 assuming dilution), $0.80 ($0.74 assuming dilution) and $0.74 ($0.70 assuming dilution), respectively. The fair value of options was estimated at the grant date using a Black-Scholes options-pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively; risk free rates of 5.01%, 6.70% and 5.97%; dividend yields of 1.76%, 2.35% and 3.11%; volatility factors of .209, .202 and ..206; and an expected life of seven years.

NOTE J — NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	2001	2000	1999
Numerator for basic net income per share — net income	$32,348,515	$21,802,167	$19,485,797
Effect of dilutive securities:
5.25% convertible debenture	1,085,766	1,079,959	710,995

Numerator for dilutive net income per share — net income available after assumed conversions	$33,434,281	$22,882,126	$20,196,792

Denominator
Weighted average shares	27,339,162	26,124,126	25,566,598
Effect of guaranteed future shares to be issued in connection with agency acquisitions	72,310	99,602	184,424

Denominator for basic net income per share	27,411,472	26,223,728	25,751,022
Effect of dilutive securities:
Employee stock options	798,106	694,414	363,404
Employee non-vested stock	108,208	38,276	564
Contingent stock — acquisitions	29,177	13,928	23,998
5.25% convertible debenture	2,813,186	2,813,186	1,875,458

Dilutive potential common shares	3,748,677	3,559,804	2,263,424

Denominator for diluted net income per share — adjusted weighted average shares and assumed conversions	31,160,149	29,783,532	28,014,446

Net Income Per Share:
Basic	$1.18	$0.83	$0.76

Assuming Dilution	$1.07	$0.77	$0.72

See Note A regarding the Company’s stock split.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE K — ACQUISITIONS

During 2001, the Company acquired certain assets and liabilities of 10 insurance agencies for $84,120,000 ($48,035,000 in cash, $8,578,000 in guaranteed future payments and 1,379,820 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $82,701,000. The combined purchase price may be increased by approximately $7,710,000 in 2002, $5,810,000 in 2003 and $3,560,000 in 2004 based upon net profits realized.

During 2000, the Company acquired certain assets and liabilities of 11 insurance agencies for $25,827,000 ($19,147,000 in cash, $3,679,000 in guaranteed future payments and 170,304 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $25,452,000. The combined purchase price was increased by approximately $4,446,000 in 2001, and may be increased by approximately $4,530,000 in 2002 and $1,555,000 in 2003 based upon net profits realized.

On May 3, 1999, the Company acquired all of the issued and outstanding shares of American Phoenix Corporation (American Phoenix), a subsidiary of Phoenix Home Life Mutual Insurance Company, from Phoenix Home Life Mutual Insurance Company and Martin L. Vaughan, III. The shares were acquired in exchange for approximately $49 million in cash, $32 million face value in 5.25% Convertible Subordinated Debentures due 2014, with a conversion price of $11.375 per share, callable in 2009, and 2,000,000 shares of Common Stock of the Company. The Company funded the cash portion of the purchase price with a credit facility obtained in connection with the acquisition. The acquisition has been accounted for by the purchase method of accounting. The assets and liabilities of American Phoenix have been revalued to their respective fair market values. Purchase accounting adjustments were finalized in May of 2000. As a result of this finalization, the total purchase price increased by a total of $605,000 primarily related to additional professional fees associated with the transaction ($75,000), increased liabilities for certain abandoned leases of American Phoenix ($300,000) and premerger litigation ($180,000). The financial statements of the Company reflect the combined operations of the Company and American Phoenix from the closing date of the acquisition.

Pursuant to EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” the Company recorded a charge of $1,900,000 in the second quarter of 1999 related to employee severance, lease termination costs and other costs necessary to integrate the operations of American Phoenix with the Company. Costs incurred to exit certain leases and physically merge common locations comprised $950,000 of this amount. The remaining amount relates to employee severance and other integration costs. These charges have been included in the following pro forma amounts. As of December 31, 2001, the Company had fully settled all of the employee severance, lease termination and other obligations. Similar costs related to American Phoenix’s severance and termination costs were approximately $2,700,000 and were capitalized as part of the purchase price. As of December 31, 2001, the Company had paid approximately $2,563,000 of these costs with the remaining balance of $137,000 relating to a lease obligation to be paid through December 2003 when the lease expires. The following unaudited pro forma results of operations of the Company give effect to the acquisition of American Phoenix as though the transaction had occurred on January 1, 1999.

1999
Revenues	$252,000,000
Net Income	20,783,000

Net Income Per Common Share:
Basic	$0.79
Assuming Dilution	$0.73

Weighted Average Shares Outstanding:
Basic	26,418,000
Assuming Dilution	29,618,000

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 1999, the Company also acquired certain assets and liabilities of two other insurance agencies for $4,313,000 ($3,250,000 in cash and $1,063,000 in guaranteed future payments) in purchase accounting transactions. Assets acquired include intangible assets of $4,500,000. The combined purchase price was increased by approximately $998,000 in 2001 and $656,000 in 2000.

The above purchase acquisitions have been included in the Company’s consolidated financial statements from their respective acquisition dates.

NOTE L — SALE OF ASSETS

During 2001, 2000 and 1999, the Company sold certain insurance accounts and other assets resulting in gains of approximately $2,709,000, $1,844,000 and $4,906,000, respectively. Taxes related to these gains were $1,165,000, $1,278,000 and $1,599,000 in 2001, 2000 and 1999, respectively. These amounts are included in other revenues in the statement of consolidated income. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

NOTE M — COMMITMENTS AND CONTINGENCIES

Included in cash and cash equivalents and premium deposits and credits due customers are approximately $247,000 and $1,122,000 of funds held in escrow at December 31, 2001 and 2000, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $19,590,000 and $13,883,000 at December 31, 2001 and 2000, respectively.

There are in the normal course of business various outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.

The Company is generally involved in routine insurance policy related litigation. Several suits have been brought against the Company involving settlement of various insurance matters where customers are seeking both punitive and compensatory damages. Management, upon the advice of counsel, is of the opinion that such suits are substantially without merit, that valid defenses exist and that such litigation will not have a material effect on the consolidated financial statements.

HILB, ROGAL AND HAMILTON COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE N — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000:

	Three Months Ended(1)
	March 31		June 30	September 30	December 31
	(in thousands, except per share amounts)
2001
Total Revenues	$77,912		$77,790	$87,609	$86,957
Net income	7,781		7,787	9,677	7,103
Net Income Per Share:(3)
Basic	0.29		0.29	0.35	0.25
Assuming Dilution	0.27		0.26	0.31	0.23

2000
Total Revenues	$67,013		$62,216	$65,775	$67,116
Income before cumulative effect of accounting change	$6,737		$4,941	$6,152	$4,297
Cumulative effect of accounting change, net of tax	(325	)(2)	—	—	—

Net income	$6,412		$4,941	$6,152	$4,297

Net Income Per Share — Basic:(3)
Income before cumulative effect of accounting change	$0.26		$0.19	$0.24	$0.16
Cumulative effect of accounting change, net of tax	(0.02	)(2)	—	—	—

Net income	$0.24		$0.19	$0.24	$0.16

Net Income Per Share — Assuming Dilution:(3)
Income before cumulative effect of accounting change	$0.24		$0.18	$0.22	$0.15
Cumulative effect of accounting change, net of tax	(0.01	)(2)	—	—	—

Net income	$0.23		$0.18	$0.22	$0.15

(1)
Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.

(2)	See Note B.
(3)	See Note A for discussion on stock split.

HOBBS GROUP, LLC

COMBINED BALANCE SHEETS

	June 30, 2002	December 31, 2001
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,086,762	$6,155,350
Cash and cash equivalents held in a fiduciary capacity	23,070,601	23,899,571
Premiums and commissions receivable, less allowance for doubtful accounts — (2002 — $629,000; 2001 — $589,000)	47,266,160	61,027,107
Accounts receivable	490,897	987,813
Prepaid assets	1,469,118	986,015

Total current assets	77,383,538	93,055,856
Investments	71,646	68,843
Furniture, equipment and leasehold improvements, less accumulated depreciation — (2002 — $4,776,000; 2001 — $4,166,000)	2,116,854	2,567,818
Goodwill and other intangible assets, less accumulated amortization — (2002 —$16,847,000; 2001 — $16,838,000)	63,345,681	63,355,545
Other assets	364,333	555,852

Total assets	$143,282,052	$159,603,914

Liabilities and shareholders’ deficit
Current liabilities:
Premiums due to insurance companies	$61,153,611	$69,016,144
Commissions expense payable	150,399	3,441,127
Accounts payable and accrued expenses	8,657,326	12,989,980
Income taxes payable	437,746	39,292
Current portion of long-term debt	10,621,933	6,520,456
Unearned commission income	2,723,266	2,439,365

Total current liabilities	83,744,281	94,446,364
Long-term debt, less current portion	29,643,947	36,801,022
Other long-term liabilities	2,100,591	2,536,830

Total liabilities	115,488,819	133,784,216
Minority interests	887,587	436,697

Commitments and contingencies
Redeemable preferred shares; no par value: Issued and outstanding shares — (2002 — 363,196; 2001 — 363,196)	41,104,410	25,819,567
Special common shares; no par value: Issued and outstanding shares — (2002 — 7,867; 2001 — 7,867)	871,270	550,690
Shareholders’ deficit:
Voting common shares; no par value:
Issued and outstanding shares — (2002 — 359,640; 2001 — 346,881)	4,072,428	4,072,428
Nonvoting common shares, no par value:
Issued and outstanding shares — (2002 — 939,569; 2001 — 913,640)	13,406,943	13,201,914
Texas and Canada common shares, $1 par value:
Issued and outstanding shares — (2002 — 1,029; 2001 — 1,029)	1,029	1,029
Additional paid-in-capital	1,000	1,000
Accumulated other comprehensive income	63,747	13,276
Deferred compensation	(1,101,110)	(1,384,339)
Retained earnings (deficit)	(31,514,071)	(16,892,564)

Total shareholders’ deficit	(15,070,034)	(987,256)

Total liabilities and shareholders’ deficit	$143,282,052	$159,603,914

See accompanying notes

HOBBS GROUP, LLC

COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30, 2002	June 30, 2001
Revenues:
Net commissions and fees	$50,578,099	$43,950,535
Interest income	223,851	524,632
Other	76,722	107,848

	50,878,672	44,583,015
Operating expenses:
Employee compensation and benefits	29,987,671	26,266,642
Travel and entertainment expense	2,279,000	2,164,033
Management, legal and accounting services	1,745,238	977,707
Office equipment leases and supplies	1,034,561	992,123
Rent and utilities	2,689,586	2,402,985
Other	2,042,456	1,638,351

	39,778,512	34,441,841

	11,100,160	10,141,174
Other expenses:
Interest expense	1,379,275	2,438,982
Depreciation	722,550	540,468
Amortization of goodwill and other intangible assets	9,224	2,540,556

Income before income taxes and minority interests	8,989,111	4,621,168
Income tax expense	775,875	215,513

Income before minority interests	8,213,236	4,405,655
Minority interests	450,890	524,357

Net income	$7,762,346	$3,881,298

See accompanying notes.

HOBBS GROUP, LLC

COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30, 2002	June 30, 2001
Operating activities
Net income	$7,762,346	$3,881,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	731,774	2,951,404
Minority interests – net of distributions	450,890	524,357
Expenses related to share issuance	283,229	143,332
Amortization of debt issuance costs	114,365	114,365
Changes in operating assets and liabilities:
Premiums and commissions receivable	13,760,947	(4,834,862)
Prepaid assets	(483,103)	(401,044)
Accounts receivable	496,916	(676,756)
Premiums due to insurance companies	(7,862,533)	(2,752,020)
Commissions expense payable	(3,290,728)	369,004
Accounts payable and accrued expenses	(3,622,220)	734,668
Other assets and other liabilities	(20,083)	(515,786)

Net cash provided by (used in) operating activities	8,321,800	(462,040)

Investing activities
Purchase of furniture, equipment and leasehold improvements	(271,586)	(317,285)

Net cash used in investing activities	(271,586)	(317,285)

Financing activities
Proceeds from issuance of long-term debt	—	4,000,000
Repayments of long-term debt	(3,169,981)	(6,664,718)
Proceeds from issuance of common shares	—	—
Distributions to shareholders	(6,777,791)	(1,249,543)

Net cash used in financing activities	(9,947,772)	(3,914,261)
Net decrease in cash and cash equivalents	(1,897,558)	(4,693,586)
Cash and cash equivalents at beginning of period	30,054,921	25,890,717

Cash and cash equivalents at end of period	$28,157,363	$21,197,131

See accompanying notes.

HOBBS GROUP, LLC

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A — BASIS OF PRESENTATION

The accompanying unaudited combined financial statements of Hobbs Group, LLC and its majority-owned subsidiaries, Hobbs Group, Inc. (a Texas corporation) and Hobbs Group (Canada) Insurance Brokers Ltd. (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

NOTE B — INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (Statement 141) and No. 142, “Goodwill and Other Intangible Assets” (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives.

The Company adopted Statement 142 effective January 1, 2002.

The Company has tested goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company completed the first of the required impairment tests as of January 1, 2002. No impairment charge resulted from this test.

The following table provides a reconciliation of the June 30, 2002 and 2001 reported net income to adjusted net income had Statement 142 been applied as of January 1, 2001:

	Six Months Ended June 30
	2002	2001
Net income – as reported	$7,762,346	$3,881,298
Goodwill amortization, net of tax	—	2,502,434

Adjusted net income	$7,762,346	$6,383,732

HOBBS GROUP, LLC

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

Intangible assets consist of the following:

	As of June 30, 2002		As of December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Expirations	$122,244	$39,844	$122,244	$33,489
Non-compete agreement	50,408	50,408	50,408	47,283
Other intangible assets	1,290,000	1,290,000	1,290,000	1,290,000
Indefinite-lived intangible assets:
Goodwill, net	$63,263,281		$63,263,665

Aggregate amortization expense for the six months ended June 30, 2002 and 2001 was $9,224 and $2,540,556, respectively.

Estimated amortization expense:
For year ended December 31, 2002	$14,451
For year ended December 31, 2003	11,326
For year ended December 31, 2004	11,326
For year ended December 31, 2005	11,326
For year ended December 31, 2006	11,326

The changes in the net carrying amount of goodwill for the six months ended June 30, 2002 are as follows:

Balance as of December 31, 2001	$63,263,665
Accumulated Amortization adjustment	(384)

Balance as of June 30, 2002	$63,263,281

NOTE C — SIGNIFICANT CHANGES AND EVENTS

On May 10, 2002, the Company signed a definitive agreement to be acquired by Hilb, Rogal and Hamilton, Inc. (HRH); a Virginia based insurance brokerage company. The transaction closed on July 1, 2002. At closing, HRH paid $142 million in a combination of cash and stock for the Company. An additional $102 million will be paid contingent upon the Company attaining certain financial performance goals within the next two years. Also, HRH assumed certain existing earnouts from the Company’s prior acquisitions, estimated to approximate a net present value of $30 million. The closing payment of $142 million included HRH’s assumption, and subsequent retirement of, approximately $55 million in debt and merger related expenses.

HOBBS GROUP, LLC

NOTES TO COMBINED INTERIM FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

NOTE D — COMPREHENSIVE INCOME

The following table identifies the components of comprehensive net income, net of tax, for the periods ended June 30, 2002 and 2001, respectively.

	Six Months Ended
	June 30
	2002	2001
Net income	$7,762,346	$3,881,298
Foreign currency translation	50,470	53,672

Comprehensive income, net of tax	$7,812,816	$3,934,970

At June 30, 2002 and December 31, 2001, the sole component of accumulated other comprehensive income is foreign currency translation.

NOTE E — REDEEMABLE PREFERRED SHARES

During 1999, the Company issued 363,196 preferred membership interests at a purchase price of $41.30 per share. These shares are valued at the greater of the fair market value of the Company’s common shares, or the original purchase price plus a 20% annual compound rate of return. Based on the HRH acquisition, a fair market value of $110.75 per share was used at June 30, 2002. At December 31, 2001 a fair market value of $70.00 per share was utilized. Per the Second Amended LLC Agreement dated March 31, 1999, if the fair market value of the common shares exceeds the 20% annual compound rate of return, the preferred shares would be converted into 373,365 common shares before redemption. At June 30, 2002 and December 31, 2001 unamortized issuance cost was $245,764 and $315,983, respectively.

NOTE F — CONTINGENCIES

The Company is involved in various legal actions incident to the nature of its business. The Company maintains a program of commercial insurance to lessen its exposure to such actions. Management is of the opinion that none of the litigation will have a material effect on the Company’s financial position or operating results.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hobbs Group, LLC

We have audited the accompanying combined balance sheets as of December 31, 2001 and 2000, of the entities listed in Note 1, and the related combined statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2001 and 2000, of the entities listed in Note 1, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 15, 2002

HOBBS GROUP, LLC

COMBINED BALANCE SHEETS
	December 31
	2001	2000
Assets
Current assets:
Cash and cash equivalents	$6,155,350	$3,134,814
Cash and cash equivalents held in a fiduciary capacity	23,899,571	22,755,903
Premiums and commissions receivable, less allowance for doubtful accounts —(2001 — $589,000; 2000 — $401,000)	61,027,107	33,143,246
Accounts receivable	987,813	685,849
Prepaid assets	986,015	1,097,149
Income taxes receivable	—	76,157

Total current assets	93,055,856	60,893,118
Investments	68,843	68,843
Furniture, equipment and leasehold improvements, less accumulated depreciation — (2001 — $4,166,000; 2000 — $2,966,000)	2,567,818	3,041,971
Goodwill and other intangible assets, less accumulated amortization — (2001 —$16,838,000; 2000 — $11,573,000)	63,355,545	67,203,160
Other assets	555,852	434,754

Total assets	$159,603,914	$131,641,846

Liabilities and shareholders’ deficit
Current liabilities:
Premiums due to insurance companies	$69,016,144	$49,122,915
Commissions expense payable	3,441,127	1,376,679
Accounts payable and accrued expenses	12,989,980	4,712,177
Income taxes payable	39,292	—
Current portion of long-term debt	6,520,456	335,282
Unearned commission income	2,439,365	1,966,723

Total current liabilities	94,446,364	57,513,776
Long-term debt, less current portion	36,801,022	52,092,749
Other long-term liabilities	2,536,830	1,167,193

Total liabilities	133,784,216	110,773,718
Minority interests	436,697	150,843
Commitments and contingencies
Redeemable preferred shares; no par value:
Issued and outstanding shares — (2001 — 363,196; 2000 — 363,196)	25,819,567	20,243,573
Special common shares; no par value:
Issued and outstanding shares — (2001 — 7,867; 2000 — 50,000)	550,690	1,750,000
Shareholders’ deficit:
Voting common shares; no par value:
Issued and outstanding shares — (2001 — 346,881; 2000 — 361,829)	4,072,428	3,439,225
Nonvoting common shares, no par value:
Issued and outstanding shares — (2001 — 913,640; 2000 — 876,303)	13,201,914	12,568,006
Texas and Canada common shares, $1 par value:
Issued and outstanding shares — (2001 — 1,029; 2000 — 1,029)	1,029	1,029
Additional paid-in-capital	1,000	1,000
Accumulated other comprehensive income	13,276	84,709
Deferred compensation	(1,384,339)	(581,258)
Retained earnings (deficit)	(16,892,564)	(16,788,999)

Total shareholders’ deficit	(987,256)	(1,276,288)

Total liabilities and shareholders’ deficit	$159,603,914	$131,641,846

See accompanying notes.

HOBBS GROUP, LLC

COMBINED STATEMENTS OF OPERATIONS
	Year ended December 31
	2001	2000	1999
Revenues:
Net commissions and fees	$94,232,835	$72,281,363	$55,718,035
Interest income	833,802	1,130,075	1,110,224
Other	158,030	200,099	779,156

	95,224,667	73,611,537	57,607,415

Operating expenses:
Employee compensation and benefits	55,614,459	41,209,700	34,153,970
Travel and entertainment expense	4,108,033	4,776,456	3,595,931
Management, legal and accounting services	1,727,702	2,979,412	3,780,214
Office equipment leases and supplies	2,073,261	2,030,691	1,710,525
Rent and utilities	5,293,256	4,566,795	3,489,084
Other	3,448,907	3,667,847	3,276,997

	72,265,618	59,230,901	50,006,721

	22,959,049	14,380,636	7,600,694

Other expenses:
Interest expense	4,316,309	5,848,182	3,520,700
Depreciation	1,200,258	1,179,019	926,135
Amortization of goodwill and other intangible assets	5,298,460	5,280,064	3,692,618

Income (loss) before income taxes, extraordinary item and minority interests	12,144,022	2,073,371	(538,759)
Income tax expense	1,390,191	815,035	643,640

Income (loss) before extraordinary item and minority interests	10,753,831	1,258,336	(1,182,399)
Extraordinary item — loss on extinguishment of debt	—	—	1,380,862

Income (loss) before minority interests	10,753,831	1,258,336	(2,563,261)
Minority interests	594,882	242,405	378,202

Net income (loss)	$10,158,949	$1,015,931	$(2,941,463)

See accompanying notes.

HOBBS GROUP, LLC

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Common Shares	Additional Paid-In-Capital	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Retained Earnings (Deficit)	Total Shareholders’ Equity (Deficit)
Balance at January 1, 1999	$11,043,479	$1,000	$9,276	$—	$(1,733,382)	$9,320,373
Comprehensive loss net of tax:
Net loss	—	—	—	—	(2,941,463)	(2,941,463)
Foreign currency translation	—	—	118,191	—	—	118,191

Comprehensive loss						(2,823,272)
Issuance of common shares	4,704,220	—	—	—	—	4,704,220
Redemption and forfeiture of common shares	(1,086,180)	—	—	—	(3,214,923)	(4,301,103)
Redeemable preferred shares issuance cost amortization	—	—	—	—	(105,327)	(105,327)
Accretion of redeemable preferred shares	—	—	—	—	(2,249,999)	(2,249,999)
Distributions declared to shareholders	—	—	—	—	(1,660,643)	(1,660,643)

Balance at December 31, 1999	14,661,519	1,000	127,467	—	(11,905,737)	2,884,249
Comprehensive income net of tax:
Net income	—	—	—	—	1,015,931	1,015,931
Foreign currency translation	—	—	(42,758)	—	—	(42,758)

Comprehensive income						973,173
Issuance of common shares	1,620,041	—	—	—	—	1,620,041
Deferred compensation:
Shares restricted — vesting	—	—	—	(915,270)	—	(915,270)
Amortization	—	—	—	334,012	—	334,012

Deferred compensation				(581,258)		(581,258)
Redemption and forfeiture of common shares	(273,300)	—	—	—	(136,840)	(410,140)
Redeemable preferred shares issuance cost amortization	—	—	—	—	(140,437)	(140,437)
Accretion of redeemable preferred shares and special common shares	—	—	—	—	(4,699,998)	(4,699,998)
Distributions declared to shareholders	—	—	—	—	(921,918)	(921,918)

Balance at December 31, 2000	16,008,260	1,000	84,709	(581,258)	(16,788,999)	(1,276,288)
Comprehensive loss net of tax:
Net income	—	—	—	—	10,158,949	10,158,949
Foreign currency translation	—	—	(71,433)	—	—	(71,433)

Comprehensive income	—	—	—	—	—	10,087,516
Issuance of common shares	1,692,138	—	—	—	—	1,692,138
Deferred compensation:
Shares restricted — vesting	—	—	—	(1,390,133)	—	(1,390,133)
Amortization	—	—	—	587,052	—	587,052

Deferred compensation	—	—	—	(803,081)	—	(803,081)
Redemption and forfeiture of common shares	(425,027)	—	—	—	(671,941)	(1,096,968)
Redeemable preferred shares issuance cost amortization	—	—	—	—	(140,437)	(140,437)
Accretion of redeemable preferred shares and special common shares	—	—	—	—	(5,710,902)	(5,710,902)
Redemption of special common shares	—	—	—	—	337,064	337,064
Distributions declared to shareholders	—	—	—	—	(4,076,298)	(4,076,298)

Balance at December 31, 2001	$17,275,371	$1,000	$13,276	$(1,384,339)	$(16,892,564)	$(987,256)

See accompanying notes

HOBBS GROUP, LLC

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2001	2000	1999
Operating activities
Net income (loss)	$10,158,949	$1,015,931	$(2,941,463)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,498,718	6,459,083	4,618,753
Extraordinary item — loss on extinguishment of debt	—	—	1,380,862
Minority interests — net of distributions	285,854	1,959	90,310
Expenses related to share issuance	587,052	386,490	2,629,638
Amortization of debt issuance costs	211,762	210,266	135,126
Gain on disposition of business	—	—	(502,242)
Changes in operating assets and liabilities:
Premiums and commissions receivable	(27,883,861)	(9,730,476)	4,007,154
Prepaid assets	46,633	(306,852)	477,214
Accounts receivable	(301,964)	350,830	(641,543)
Premiums due to insurance companies	19,893,229	15,927,939	(1,752,545)
Commissions expense payable	2,064,448	(655,934)	1,474,165
Accounts payable and accrued expenses	7,148,923	(1,147,866)	573,669
Other assets and other liabilities	1,198,892	(2,187,909)	308,789

Net cash provided by operating activities	19,908,635	10,323,461	9,857,887

Investing activities
Purchase of businesses, net of cash acquired	(191,032)	(7,755,528)	(24,348,776)
Disposition of business	37,296	—	1,253,000
Purchase of investments	—	—	—
Purchase of furniture, equipment and leasehold improvements	(726,105)	(1,665,274)	(1,049,117)

Net cash used in investing activities	(879,841)	(9,420,802)	(24,144,893)

Financing activities
Proceeds from issuance of long-term debt	4,000,000	4,764,872	46,704,761
Repayments of long-term debt	(13,335,282)	(5,266,757)	(28,409,437)
Proceeds from issuance of redeemable preferred shares	—	—	14,297,812
Proceeds from issuance of common shares	—	—	744,556
Redemption of common shares	(1,080,000)	(107,020)	(4,301,103)
Redemption of special common shares	(1,137,591)	—	—
Distributions to shareholders	(3,311,717)	(732,087)	(1,158,613)

Net cash (used in) provided by financing activities	(14,864,590)	(1,340,992)	27,877,976
Net increase (decrease) in cash and cash equivalents	4,164,204	(438,333)	13,590,970
Cash and cash equivalents at beginning of period	25,890,717	26,329,050	12,738,080

Cash and cash equivalents at end of period	$30,054,921	$25,890,717	$26,329,050

See accompanying notes.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001

1.    Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The combined financial statements include the accounts of Hobbs Group, LLC and its majority-owned subsidiaries, Hobbs Group, Inc. (a Texas corporation) and Hobbs Group (Canada) Insurance Brokers Ltd. (hereafter collectively referred to as the “Company”). The Company is engaged in the insurance brokerage, risk management and benefits consulting business. All significant intercompany accounts and transactions have been eliminated in combination.

Hobbs Group, LLC is a limited liability company formed under the Delaware Limited Liability Company Act (the “Act”) in 1997. Hobbs Group, Inc. is owned by an employee of that corporation, but controlled by Hobbs Group, LLC through contractual agreements. A majority of the voting stock of Hobbs Group (Canada) Insurance Brokers Ltd. (“Hobbs Group (Canada)”) is held by a director of Hobbs Group (Canada). By written agreement, a subsidiary of Hobbs Group, LLC has the right, among other things, to reacquire the shares of the director at their original cost to the director and has retained operating control over Hobbs Group (Canada).

On March 30, 1999, the Company approved a Second Amended and Restated Limited Liability Company Agreement (“the LLC Agreement”) which supersedes the two previous agreements dated October 20, 1997 and October 24, 1997. The LLC Agreement established five classes of membership interests, including preferred shares, with varying voting and economic rights.

Use of Estimates

Preparation of the combined financial statements requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Fiduciary Funds

In its capacity as an insurance broker, the Company may collect premiums from insureds and, after deducting its commissions, remit the premiums to the respective insurance underwriters. Premiums which are due from insureds are reported as assets and as a corresponding liability to the insurance carriers. Premiums received from insureds but not remitted to the carriers are included in cash and cash equivalents held in a fiduciary capacity.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives (generally three to seven years) of the assets.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily represent the excess of the cost over the fair value of net assets acquired. Generally, the Company records any contingent payments to be made in connection with an acquisition at the date of the contingent payment. Generally, these assets are being amortized using the straight-line method over a fifteen-year life.

The carrying value of goodwill and other intangible assets is continually evaluated for impairment. If the undiscounted cash flows estimated to be generated by these assets are less than the carrying amounts, an impairment loss is recognized. As of December 31, 2001, the Company has not recorded an impairment loss.

Income Taxes

Generally, federal or state income taxes are not payable by Hobbs Group, LLC, because as a limited liability company income taxes are the liability of the members, and their respective pro rata share of net income or net loss is included in the members’ tax returns. The Company has certain entities which are C-corporations under the Internal Revenue Code and, accordingly, file and pay federal and state income taxes. Income taxes for these entities are accounted for using the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Accordingly, for these entities, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using current enacted tax rates.

Long-Term Debt

In connection with obtaining certain long-term financing, the Company has incurred certain loan origination costs. The loan origination costs are being amortized using the effective interest method over the term of the debt.

Revenue Recognition

Commissions are reported net of sub-broker commissions and are recognized as of the later of the billing date or effective date of the insurance policy except for commissions on installment premiums which are recognized periodically as billed. Any subsequent commission adjustments, including policy cancellations, are recognized upon notification from the insurance carriers. Contingent commissions represent a profit-sharing commission from the insurance carrier, the amount of which depends on, among other things, the profitability of the business produced by the agent/broker. Contingent commissions are recognized when received. Fee income is recognized when services are rendered.

Interest income from investments is recognized on the accrual basis.

Equity Compensation

The Company has elected to follow APB 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its equity compensation and adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

The Company has issued equity capital securities to key employees for no cash consideration which contain a base price (the value that does not inure to the holder of the security). For these equity capital securities granted, compensation expense is recognized based on the fair value on the measurement date. The measurement date is the first date both the number of shares that the employee is entitled to receive the shares and the fair value of the shares is known. Compensation expense is recognized over the vesting period. Accordingly, the

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Company has established a deferred compensation account to record the unvested compensation expense. The fair value of these equity capital securities was determined to be from $2.50 per share to $29 per share in 2001, $2.17 per share in 2000 and $1.50 per share in 1999.

The Company has also issued equity capital securities for no cash consideration which do not contain a base price (“zero-based capital securities”) to key employees and business advisors. The Company recognizes compensation expense based on the fair value of the zero-based capital securities issued to the key employees at the date of grant, and is recognized over the vesting period. The unvested compensation expense is recorded in the deferred compensation account. The Company records loan origination fees and equity issuance fees based on the fair value of the zero-based capital securities issued to business advisors at the date of grant. The fair value of the zero-based capital securities granted in 1999 was determined to be $41.30 per share based on the proceeds received by the Company for the redeemable preferred shares. In 2000, the fair value ranged from the $40.00 per share to $46.20 per share based on the valuation of the Company at the time shares were awarded. Using the same valuation technique in 2001, the fair value ranged from $35.00 per share to $40.00 per share at the time these shares were awarded.

Common Share Redemptions

The Company has redeemed certain common shares at amounts in accordance with the LLC Agreement. Common shares are reduced at the stated value of the shares redeemed using a specific identification method. Redemption amounts differing from the stated value are reflected in retained earnings.

Redeemable Preferred Shares and Special Common Shares

In connection with the issuance of the redeemable preferred shares, the Company has incurred certain issuance costs. The issuance costs are being amortized into retained earnings using the straight-line method over a five-year period.

The redeemable preferred shares are carried at the current redemption amount less unamortized issuance costs of $316,000 at December 31, 2001 and $457,000 at December 31, 2000. The special common shares are carried at the current redemption amount. Adjustments in the redemption amount for the redeemable preferred shares and special common shares are reflected in retained earnings. Redemption amounts differing from the stated value are reflected in retained earnings.

Foreign Currency Translation

In general, foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are reported in shareholders’ equity.

Pending Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No.141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company will apply Statement 142 beginning in the first quarter of 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

2.    Fair Values

Cash and cash equivalents, premiums and commissions receivable, accounts receivable, premiums due to insurance companies, accounts payable and accrued expenses, and long-term debt are considered financial instruments. The carrying amount for all these items approximates their fair value.

The fair values used to determine the carrying amount of redeemable preferred shares, special common shares, and the equity capital securities issued as compensation to key employees and business advisors was determined by a valuation consulting organization that owns approximately 3% of the Company’s Voting and Nonvoting Common Shares. The fair value of (the Class B Junior Common Shares) was determined using an option valuation model.

3.    Acquisitions, Formations and Dispositions of Subsidiaries

AVA Insurance Agency

On February 1, 1998, the Company purchased certain assets and the business of AVA Insurance Agency, Inc. (“AVA”) for $1,900,000. A contingent payment, not to exceed $1,000,000, will be payable to AVA should the purchased business exceed certain financial thresholds over a five-year period.

Westport

On April 1, 1998, the Company acquired 51% of the outstanding membership interests of Westport Worldwide, LLC (“Westport”). On November 16, 1999, Westport’s 49% minority shareholders exchanged their minority stake for a contingent payment based upon future operating results of Westport. No goodwill was recorded related to this step acquisition.

EBG

On November 17, 1999, Westport purchased certain assets and the business of Executive Benefits Group, Inc. and EBG Insurance Agency, Inc. (together, “EBG”). This executive benefits consulting business was purchased for $16,320,000 in cash and a contingent payment based upon future operating results. Goodwill established with this purchase relating to the excess purchase price over the fair value of tangible net assets acquired amounted to approximately $16,853,000.

Commencing March 2006 (with provisions for acceleration in certain liquidity events), the owners of the contingent obligations associated with the purchases of Westport and EBG have the right to have the contingent payments calculated and paid based upon a pre-agreed formula. If this right had been exercisable at December 31, 2001, the contingent payments would have totaled approximately $13,119,000. The maximum cash obligation associated with these contingent payments is $13,800,000, with the Company retaining the right to pay the remaining amount in cash and/or shares of the Company.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

OFJ

On December 1, 1998, the Company, through a series of transactions, purchased a 66.625% ownership interest in Hobbs/OFJ Acquisition Corp (“OFJ Acquisition Corp.”), which in turn owns 100% of O’Neill, Finnegan & Jordan Insurance Agency, Inc. (“OFJ”), a benefits consulting organization.

Commencing December 2003, the non-Company stockholders of OFJ Acquisition Corp. have the right to require OFJ Acquisition Corp. to purchase their OFJ Acquisition Corp. stock based on a pre-agreed formula. Additionally, in connection with certain liquidity events, OFJ Acquisition Corp. has either the obligation or the option to exchange the non-Company OFJ Acquisition Corp. stock for the Company’s equity based on a pre-agreed formula. If the put option was exercised or the exchange right was triggered on December 31, 2001, the cost to the Company to make the purchase or exchange would have been approximately $10,759,000.

Campbell

On February 1, 1999, OFJ purchased certain assets and the employee benefits consulting business of David J. Campbell for $533,000. Goodwill established with this purchase relating to the excess purchase price over the fair value of tangible net assets acquired amounted to approximately $533,000.

Commencing February 2003, Mr. Campbell has the right to receive a contingent payment based upon the future operating results of his former business and calculated using a pre-agreed formula. The contingent payments will be paid over a three-year period. This contingent amount was calculated to be $1,233,000 and was recorded during 2001 as goodwill as the contingency was determined to be a liability to Mr. Campbell beyond a reasonable doubt.

Kirklin

On March 31, 1999, the Company purchased certain assets and the business of Kirklin and Company, Inc. (“Kirklin”) for $1,953,000 in cash. Goodwill established in conjunction with this purchase relating to the excess of purchase price over the fair value of tangible net assets acquired amounted to approximately $2,039,000.

Mills

On April 15, 1999, the Company, through a series of transactions, purchased 100% of the stock of Timothy S. Mills Insurance Services, Inc. (“Mills”) for $4,189,000 and a contingent obligation based upon future operating results. The purchase price included cash payments of $3,169,000, two subordinated promissory notes totaling $770,000 and 6,054 Nonvoting Common Shares. Goodwill established in conjunction with this purchase relating to the excess purchase price over the fair value of the tangible net assets acquired amounted to approximately $3,812,000.

Commencing June 2004 (with provision for acceleration in certain liquidity events), the owner of the contingent obligation associated with the Mills transaction has the right to have the contingent payment calculated and paid based upon a pre-agreed formula. If this right had been exercisable at December 31, 2001, the contingent payment would have been approximately $1,200,000. The maximum cash obligation associated with a contingent payment is $730,000, with any remaining amount to be paid in shares of the Company.

Linden

On August 4, 1999, the Company, through a series of transactions, purchased 100% of the stock of The Linden Company (“Linden”) for $5,139,000 and a contingent obligation based upon future operating results. The purchase price included cash payments of $2,889,000 and two subordinated promissory notes totaling $2,250,000. Goodwill established in conjunction with this purchase relating to the excess purchase price over the fair value of tangible net assets acquired amounted to approximately $4,967,000.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Commencing December 2002 (with provisions for acceleration in certain liquidity events), the owner of the contingent obligation associated with the Linden transaction has the right to have the contingent payment calculated and paid based upon a pre-agreed formula. If this right had been exercisable at December 31, 2001, the contingent payment would have been approximately $1,767,000. The maximum cash obligation associated with a contingent payment is $1,100,000, with the Company retaining the right to pay any remaining amount in cash or shares of the Company.

Integrated Risk

On September 1, 1999, the Company purchased the remaining 49% ownership interest of Integrated Risk Solutions Insurance Services, LLC (“Integrated Risk”) previously owned by its joint venture partner for $421,000 in cash. During 2000 and 2001, the Company made additional contingent payments of $300,000 and $104,000, respectively, to its former joint venture partner pursuant to the purchase agreement. Goodwill established as a result of this purchase amounted to approximately $276,000, $300,000 and $104,000 in 1999, 2000, and 2001, respectively.

Pro-Form

On June 30, 1999, the Company disposed of its 51% majority ownership of Pro-Form Insurance Services, Inc. for $1,253,000 in cash. The transaction resulted in a gain totaling $502,000 and is recorded in other revenues.

JTK

On April 1, 2000, the Company purchased certain assets and the business of JTK, LLC (“JTK”), a benefits consulting organization, for $4,570,000 in cash, 10,811 Nonvoting Common Shares and a contingent obligation based upon future operating results. Goodwill established with this purchase relating to the excess purchase price over the fair value of tangible net assets acquired amounted to approximately $5,249,000.

Commencing March 2007 (with provisions for acceleration in certain liquidity events), the owner of the contingent obligation associated with the JTK transaction has the right to have the contingent payment calculated and paid based upon a pre-agreed formula. If this right had been exercisable at December 31, 2001, the contingent payment would have been approximately $2,109,000. The maximum cash obligation associated with a contingent payment is $3,380,000, with the Company retaining the right to pay any remaining amount in cash or shares of the Company.

Other 2000 Acquisitions

During 2000, the Company made several additional acquisitions. The purchase prices of these acquisitions totaled $2,629,000 in cash and also included contingent obligations based upon future operating results. Goodwill established with these purchases relating to the excess purchase price over the fair value of tangible net assets acquired amounted to approximately $2,854,000.

The contingent obligations associated with these acquisitions became payable at various times beginning August 2001. Payments totaling $120,000 were paid in 2001. If the contingent obligations had been payable at December 31, 2001, the contingent payments would have totaled approximately $792,000.

All of the acquisitions have been accounted for as purchases, and the financial position and results of operations are included in the combined financial statements from their respective date of purchase. Substantially all of the cash payments and share issuances required to be made in the future relating to the contingent obligations will result in additional goodwill at the time of payment or issuance. Generally, cash payments made in connection with the acquisitions were financed by long-term debt or redeemable preferred share issuances. The purchase price allocations were finalized within one year of the acquisition date.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.    Long-Term Debt

A summary of long-term debt is as follows:

	December 31
	2001	2000
Term note, final payment April 1, 2002 with interest at prime plus 2% (6.75% at December 31, 2001)	$13,333	$53,333
Debentures, due August 4, 2002 with interest at 7%	1,250,000	1,250,000
Debentures, due December 1, 2003 with interest at 10.5%	1,910,000	1,910,000
Debenture, due in quarterly installments through January 31, 2003 with interest at 8%	403,564	698,846
Debentures, due in 2004 with interest at 8%	770,000	770,000
Bank of America revolving credit agreement	39,500,000	48,500,000
Less loan origination costs	(525,419)	(754,148)

	43,321,478	52,428,031
Less current portion	6,520,456	335,282

	$36,801,022	$52,092,749

The 10.5% Debentures are secured by certain current and future assets of a subsidiary of the Company. Interest is payable monthly on the first of each month. The Company may pre-pay this debenture at any time prior to maturity at 103% of the face value plus accrued and unpaid interest to the date of redemption. Additionally, the 10.5% Debentures may be converted by the holders, at any time before redemption or maturity, into the Company’s equity at fair market value at the date of conversion.

The 8% Debenture is secured by certain current and future assets of a subsidiary of the Company. Principal and interest are paid in 20 quarterly consecutive equal installments of $86,000 until maturity. The Company may pre-pay the principal balance at any time without penalty.

For the remaining debentures, accrued interest is payable quarterly, annually or at maturity based on the terms of the respective agreements. The Company may pre-pay these debentures at any time prior to maturity at face value plus accrued and unpaid interest to the date of redemption.

In August 1999 the Company entered into a new revolving credit facility with Bank of America and First Union National Bank (“Bank of America”) for a total commitment of $50,000,000. In March 2000, the commitment was increased to $60,000,000 with the addition of Wachovia Bank, N.A. The total amount outstanding under this facility at December 31, 2001 and 2000 was $39,500,000 and $48,500,000, respectively. Approximately $29,600,000 of the outstanding amount was used during 1999 to pre-pay the outstanding balance on a term loan. This pre-payment resulted in the recognition of a $1,381,000 extraordinary charge related to unamortized loan origination costs and pre-payment penalties.

Based on the Company’s current outstanding balance under the Bank of America revolving credit facility, quarterly installments are due starting in November 2002, with a final payment due February 2004. The interest rate is determined either as a function of LIBOR (30, 60, 90 and 120 days) or a base rate published by Bank of America (resembling the prime rate). The interest rate on the outstanding balance at December 31, 2001 and 2000 was 5.2% and 10.3%, respectively.

In addition to the interest expense related to the outstanding debt, the Company also pays a commitment fee ranging from 25 to 75 basis points on any unused portion of the Bank of America facility. The rate used in determining this fee ranged from 50 to 75 basis points in 2001, and was 75 basis points in 2000.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The scheduled maturities of debt are as follows:

Long-Term Debt
2002	$6,520,456
2003	21,743,941
2004	15,582,500
2005	—
2006	—

$43,846,897

Total interest paid was $4,330,000, $5,332,000 and $3,126,000 in 2001, 2000 and 1999, respectively.

5.    Income Taxes

The provision for income taxes for the taxpaying entities of the Company is as follows:

	2001	2000	1999
Current:
Federal	$1,182,000	$628,000	$298,000
State	174,000	337,000	45,000
Foreign	—	—	239,000
Deferred:
Federal	48,000	(132,000)	54,000
State	(14,000)	(18,000)	8,000

	$1,390,000	$815,000	$644,000

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the principal elements which cause the effective tax rate to vary from the statutory corporate rate for the Company’s tax-paying entities:

	2001
	Income Tax Expense	Percent of Income Before Income Taxes
Income tax on income before income taxes	$995,000	34.0%
Effect of state taxes	122,000	4.2%
Effect of permanent items	273,000	9.3%

Income tax expense	$1,390,000	47.5%

	2000
	Income Tax Expense	Percent of Income Before Income Taxes
Income tax on income before income taxes	$249,000	34.0%
Effect of state taxes	25,000	3.4%
Effect of permanent items	303,000	41.3%

Income tax expense	$577,000	78.7%

	1999
	Income Tax Expense	Percent of Income Before Income Taxes
Income tax on income before income taxes	$193,000	34.0%
Effect of state taxes	35,000	6.2%
Effect of permanent items	246,000	43.4%
Effect of other items	113,000	19.9%
Effect of foreign taxes	57,000	10.0%

Income tax expense	$644,000	113.5%

In addition to the foregoing, Hobbs Group, LLC recorded $238,000 in tax expense in 2000 relating to amounts payable to certain states. Total income taxes paid in 2001, 2000 and 1999 were $1,256,000, $1,258,000 and $303,000, respectively.

6.    Employee Benefit Plans

At December 31, 2001 and 2000, the Company had one 401(k) Savings Plan (the “401(k) Plan”), a qualified cash and deferred profit sharing plan covering all employees meeting certain eligibility requirements. At December 31, 1999, the Company had five such plans. The Company provides a matching contribution of 100% of the participants’ contributions up to a maximum of 4.5% of the participants’ annual compensation.

Certain key executive employees of the Company are eligible to participate in the Hobbs Group, LLC Executive Officers Non-Qualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan was established to provide unfunded non-qualified deferred compensation for a select group of management and other highly compensated employees. Eligible participants may elect to defer no more than 6% of their compensation in excess of the compensation limitations of the Internal Revenue Code. The

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Company provides a dollar for dollar matching contribution provided that combined matching contributions under the 401(k) Plan and the Deferred Compensation Plan do not exceed 5% of the participants’ annual compensation.

Expenses recognized by the Company relating to the 401(k) Plans and the Deferred Compensation Plan were approximately $1,332,000, $1,051,000 and $907,000 for 2001, 2000, and 1999, respectively.

The Company also provides for other post retirement benefits other than pensions under a terminated plan for 7 employees of the Company that are fully vested under this plan. The total liability for these post retirement benefits was $586,000 at December 31, 2001 and $500,000 at December 31, 2000.

7.    Preferred Equity

Redeemable Preferred Shares

During March 1999, the Company issued 363,196 preferred membership interests (“Redeemable Preferred Shares”) at a purchase price of $41.30 per share, resulting in gross proceeds of $14,999,995. As of December 31, 2001, the holders of the Redeemable Preferred Shares are entitled to voting privileges equivalent to approximately 98,670 Voting Common Shares which, when combined with the total Voting Common Shares represents 22.1% of the voting rights of the Company. These preferred shares are redeemable no earlier than March 30, 2004 at the request of at least a majority of the preferred shareholders. The Company is obligated to redeem these shares not less than 180 days from the date of the request, but such obligation is subordinate to the Company’s debt obligation with Bank of America. The redemption price, which is to be paid in cash, shall be the greater of the fair market value per share as of the date of the request or the original purchase price per share plus a 20% annual compound rate of return. In the event of a liquidation, dissolution or winding up of the Company, the holders of preferred shares shall be entitled to be paid first out of the assets of the Company at an amount equal to the redemption price defined above. The holders of preferred shares also have conversion rights with respect to the conversion of preferred shares into voting shares. The number of voting shares a holder of preferred shares is entitled to receive is the applicable conversion rate, as defined in the LLC Agreement, multiplied by the number of preferred shares. In the event of default (noncompliance) as defined in the “Preferred Share Purchase Agreement” dated March 23, 1999, the preferred shareholders may remove three of the five management directors, and replace these vacancies with individuals of their choice. Directors shall then use their best efforts to remedy the event of noncompliance.

As of March 30 for each of the stated years, the minimum aggregate redemption amounts are as follows:

2002	$ 25,920,000
2003	31,104,000
2004	37,325,000

Special Common Shares

Special Common Shares are entitled to normal distributions in accordance with the LLC Agreement and do not have the right to vote on any matter except as required by the Act. Under certain circumstances, the capital account balance attributable to each Special Common Share will be reduced by a maximum of $5 upon liquidation. On October 24, 1997, 50,000 Special Common Shares were issued to Bank of America (formerly NationsCredit) representing $500,000 of loan origination costs.

During 2001, 42,133 of the Special Common Shares were redeemed at $27 per share. In addition, Bank of America transferred ownership of the remaining 7,867 shares to two former employees of Bank of America. Commencing October 2002, these two individuals have the right to require the Company to purchase the 7,867

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Special Common Shares at the fair value (as defined) of the Company’s equity. Additionally, commencing October 2003, the Company has the option to repurchase the Special Common Shares at 110% of the fair value of the Company’s equity.

8.    Shareholders’ Equity (Deficit)

Under the Company’s LLC Agreement, as of December 31, 2001, Hobbs Group, LLC had three classes of membership interests classified as shareholders’ equity in the accompanying financial statements. The classes are divided between voting and nonvoting classes. Voting shares are shares directly held by certain employee Directors of the Company. Voting shares have the right to vote on all matters on which the members are entitled to vote pursuant to the Act and the LLC Agreement. The income tax consequences for the shareholders related to each of the classes of membership equity vary based on the initial capital account balances at time of issuance.

Common Shares

Common Shares are shares entitled to normal distributions in accordance with the LLC Agreement, and have been purchased for cash or property at the then current fair market value. The initial capital account balance of the Common Shares is equal to the purchase price paid.

Class A Junior Common Shares

Class A Junior Common Shares (“Class A Shares”) are entitled to normal distributions in accordance with the LLC Agreement. The initial capital account balance of the Class A Shares is zero. During 2001, 52,852 Class A Shares were transferred from a Director of the Company with voting privileges to a non-Director without voting privileges pursuant to the LLC Agreement.

Class B Junior Common Shares

Class B Junior Common Shares (“Class B Shares”) are entitled to normal distributions in accordance with the LLC Agreement. The initial capital account balance of the Class B Shares upon issuance is zero. During 2001, 2,273 Class B Shares were transferred from a Director of the Company with voting privileges to a non-Director without voting privileges pursuant to the LLC Agreement.

Hobbs Group, Inc. and Hobbs Group (Canada)

Hobbs Group, Inc. (a Texas corporation) has 1,000 shares of common stock outstanding with a par value of $1 per share and Hobbs Group (Canada) has 29 shares of common stock outstanding with a par value of $1 per share.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

A summary of the activity for each class of membership interest as reported in the accompanying financial statements as of December 31, 2001, 2000 and 1999 follows:

	Common Shares
	Voting		Non-Voting
	Shares	Value	Shares	Value
Balance at January 1, 1999	36,799	$367,990	558,280	$5,582,800
Issued during 1999	—	—	24,082	994,587
Redeemed during 1999 ($41.30/share)	(36,799)	(367,990)	(21,418)	(214,180)

Balance at December 31, 1999	—	—	560,944	6,363,207
Issued during 2000	—	—	12,433	575,026
Redeemed during 2000 ($27.02/share)	—	—	(2,100)	(21,000)

Balance at December 31, 2000	—	—	571,277	6,917,233
Redeemed during 2001 ($27/share)	—	—	(40,000)	(400,000)

Balance at December 31, 2001	—	$—	531,277	$6,517,233

	Class A Junior Common Shares
	Voting		Non-Voting
	Shares	Value	Shares	Value
Balance at January 1, 1999	379,666	$3,796,660	129,500	$1,295,000
Issued during 1999	—	—	87,297	3,605,366
Redeemed during 1999 ($41.30/share)	(38,901)	(389,010)	(6,500)	(65,000)
Forfeited during 1999	—	—	(5,000)	(50,000)

Balance at December 31, 1999	340,765	3,407,650	205,297	4,785,366
Issued during 2000	—	—	20,340	937,600
Redeemed during 2000 ($32.38/share)	—	—	(6,211)	(100,015)
Forfeited during 2000	—	—	(3,300)	(136,290)

Balance at December 31, 2000	340,765	3,407,650	216,126	5,486,661
Issued during 2001	—	—	12,818	502,005
Transferred during 2001	(52,852)	(528,520)	52,852	528,520
Redeemed during 2001 ($28/share)	—	—	(606)	(25,027)

Balance at December 31, 2001	287,913	$2,879,130	281,190	$6,492,159

	Class B Junior Common Shares
	Voting		Non-Voting
	Shares	Value	Shares	Value
Balance at January 1, 1999	—	$—	—	$—
Issued during 1999	21,064	31,575	48,500	72,693

Balance at December 31, 1999	21,064	31,575	48,500	72,693
Issued during 2000	—	—	49,500	107,415
Forfeited during 2000	—	—	(9,100)	(15,996)

Balance at December 31, 2000	21,064	31,575	88,900	164,112
Issued during 2001	40,177	1,165,133	10,000	25,000
Transferred during 2001	(2,273)	(3,410)	2,273	3,410

Balance at December 31, 2001	58,968	1,193,298	101,173	192,522

Total all classes at December 31, 2001	346,881	$4,072,428	913,640	$13,201,914

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

A summary of the impact of the preceding activity on compensation expense, acquisition costs and equity issuance costs related to membership interest issuances is as follows:

Year	Compensation Expense	Acquisition Costs	Equity Issuance Costs
1999	$2,623,000	$1,130,000	$200,000
2000	539,000	500,000	—
2001	889,000	—	—

Share issuances and forfeitures for Class A Shares and Class B Shares relate to compensation for key employees, except for 26,150 Class A Shares issued in 1999 which relate to acquisition and equity issuance costs.

No member of the Company is obligated personally for any debt, obligation or liability of the Company or of any other member, solely by reason of being a member of the Company. No member has any fiduciary or other duty to another member with respect to the business and affairs of the Company and no member is liable to the Company or any other member for acting in good faith reliance upon the provisions of the Company’s LLC Agreement. No member has any responsibility to restore any negative balance in its capital account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company.

9.    Equity Compensation

The Company grants Class A Shares and Class B Shares to certain key employees as compensation. Generally, each class of shares vests over a period ranging from two to four years and is subject to forfeiture upon termination of service. The base price for all Class B Shares granted in 2001 was $41.00 per share, in 2000 the range was $40.00 to $46.25 per share and in 1999 was $41.30. The base price for Class A Shares granted is zero.

At December 31, 2001, 9,949 of the Class A Shares remain subject to forfeiture with a weighted average remaining contractual life of 2.6 years, and 90,458 Class B Shares remain subject to forfeiture with a weighted average remaining contractual life of 2.8 years.

The fair value method utilized to account for the Class A Shares and Class B Shares granted in 2001, 2000, and 1999 approximates the Minimum Value method prescribed by SFAS No. 123 with the following weighted average assumptions: risk-free interest rate of 4.46%; expected vesting period of 4 years; and a dividend yield of 0%.

10.    Related Party Transactions

At December 31, 2001 and 2000, the Company had loans receivable due from officers of the Company totaling $90,000 and $39,000, respectively. Additionally at December 31, 2001, the Company had $119,000 due from other employees.

HOBBS GROUP, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

11.    Commitments and Contingencies

The Company is involved in various legal actions incident to the nature of its business. The Company maintains a program of commercial insurance to lessen its exposure to such actions. Management is of the opinion that none of the litigation will have a material effect on the Company’s financial position or operating results.

The Company has entered into various agreements to lease office space and office equipment using operating leases expiring on various dates through October 2007. Total rental expense for all operating leases for 2001, 2000 and 1999 was $3,364,000, $2,941,000 and $2,180,000, respectively. Future minimum lease payments for all non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

2002	$2,922,000
2003	2,297,000
2004	1,761,000
2005	1,067,000
2006 and thereafter	446,000

$8,493,000

Amounts in the above schedule are shown gross of any sub-leases.

3,150,000 Shares

Hilb, Rogal and Hamilton Company

Common Stock

PROSPECTUS

November 7, 2002